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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          SEPTEMBER 2008

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]             Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        [ ]             No         [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

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                                TABLE OF CONTENTS

Document 1        Unaudited  Financial  Statements for the period ended July 31,
                  2008

Document 2        Management  Discussion  and Analysis for the period ended July
                  31, 2008

                                                                      DOCUMENT 1


                                AMADOR GOLD CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                             JULY 31, 2008 AND 2007

AMADOR GOLD CORP.
CONSOLIDATED BALANCE SHEETS                          UNAUDITED
--------------------------------------------------------------------------------
                                                      JULY 31,      October 31,
                                                        2008           2007
--------------------------------------------------------------------------------


ASSETS

CURRENT
    Cash and cash equivalents ..................   $    207,147    $  1,099,339
    Accounts receivable ........................        254,426         136,241
    Prepaid expenses ...........................          5,452          13,979
                                                   ------------    ------------
                                                        467,025       1,249,559

MINERAL PROPERTIES (Note 3 and schedule) .......     14,445,097       6,351,417

EXPLORATION ADVANCES (Note 4) ..................        164,600          20,000

EQUIPMENT ......................................           --              --
                                                   ------------    ------------

                                                   $ 15,076,722    $  7,620,976
                                                   ============    ============

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...   $  1,616,768    $    356,327
    Due to related parties (Note 5) ............        289,315         437,080
                                                   ------------    ------------
                                                      1,906,083         793,407
                                                   ------------    ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL ..................................     22,301,066      14,859,054

CONTRIBUTED SURPLUS ............................      1,451,729         672,244

SHARE SUBSCRIPTION RECEIVABLES .................        (15,000)           --

DEFICIT ........................................    (10,567,156)     (8,703,729)
                                                   ------------    ------------

                                                     13,170,639       6,827,569
                                                   ------------    ------------

                                                   $ 15,076,722       7,620,976
                                                   ============    ============

Going Concern (Note 1)
Commitments (Note 7)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ ALAN D. CAMPBELL    Director       /s/ LYNN W. EVOY       Director
----------------------                 ---------------------


                           - See Accompanying Notes -

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)
---------------------------------------------------------------------------------------------------------------------

                                                            THREE MONTHS ENDED               NINE MONTHS ENDED
                                                     JULY 31, 2008    JULY 31, 2007    JULY 31, 2008   JULY 31, 2007
                                                     -------------    -------------    -------------    -------------
ADMINISTRATIVE EXPENSES

    Amortization .................................   $        --      $          57    $        --      $         171
    Consulting fees ..............................          92,933           70,534          268,156          220,149
    Investor relations and promotion .............          60,278           14,891          159,772           51,915
    Legal and accounting .........................           1,183             --             42,758           39,563
    Management fees ..............................         135,000          124,060          385,000          356,940
    Office expenses and miscellaneous ............          46,677            4,426           83,610            7,408
    Part XII.6 tax ...............................            --               --               --                200
    Regulatory fees ..............................          23,741           13,876           61,682           41,458
    Stock based compensation .....................            --               --            785,000          140,000
    Transfer agent fees ..........................           3,152            3,979           13,047           10,615
                                                     -------------    -------------    -------------    -------------

 LOSS BEFORE OTHER INCOME (EXPENSE) AND INCOME
   TAXES .........................................        (362,963)        (231,823)      (1,799,025)        (868,419)

OTHER INCOME (EXPENSE)
   Write-off of mineral property expenditures ....        (130,483)        (150,551)        (130,483)        (201,627)
   Interest income ...............................           2,735            6,943            6,561           14,247
                                                     -------------    -------------    -------------    -------------

LOSS BEFORE INCOME TAXES .........................        (490,711)        (375,431)      (1,922,947)      (1,055,799)

FUTURE INCOME TAX RECOVERY .......................            --               --             59,520        1,177,275
                                                     -------------    -------------    -------------    -------------

 NET LOSS (INCOME) AND COMPREHENSIVE LOSS (INCOME)
   FOR THE PERIOD ................................   $    (490,711)   $    (375,431)   $  (1,863,427)   $     121,476
                                                     =============    =============    =============    =============


LOSS (INCOME) PER SHARE - Basic and diluted ......   $       (0.00)   $        0.00    $       (0.02)   $        0.00
                                                     =============    =============    =============    =============

 WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
   Basic .........................................     140,235,382       88,838,775      122,828,498       74,378,001
                                                     =============    =============    =============    =============
 WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
   Diluted .......................................            --        132,715,416             --        118,254,642
                                                     =============    =============    =============    =============


                           - See Accompanying Notes -

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2008
------------------------------------------------------------------------------------------------------------------------------

                                                           SHARE CAPITAL
                                                   ---------------------------     CONTRIBUTED
                                                      NUMBER         AMOUNT          SURPLUS        DEFICIT            TOTAL
                                                   ------------   ------------    ------------    ------------    ------------
Balance, October 31, 2006 ......................     61,000,748   $ 10,480,845    $    539,250    $ (8,469,002)   $  2,551,093
  Issue of shares for mineral properties .......      1,470,000        309,175            --              --           309,175
  Issue of shares for cash, private placements
      Flow-through shares ......................     15,565,000      1,867,800            --              --         1,867,800
      Non flow-through shares ..................     14,495,000      1,846,250            --              --         1,846,250
  Share issuance costs .........................           --         (130,196)           --              --          (130,196)
  Warrants exercised for cash ..................     15,493,500      1,628,200            --              --         1,628,200
  Stock options exercised for cash .............        345,000         37,250            --              --            37,250
  Fair value of stock options exercised ........           --            7,006          (7,006)           --              --
  Stock based compensation .....................           --             --           140,000            --           140,000
  Tax benefits renounced on flow-through shares            --       (1,177,276)           --              --        (1,177,276)
  Net loss and comprehensive loss for the year .           --             --              --          (234,727)       (234,727)
  Share subscriptions receivable ...............           --          (10,000)           --              --           (10,000)
  Balance, October 31, 2007 ....................    108,369,248     14,859,054         672,244      (8,703,729)      6,827,569
  Issue of shares for mineral properties .......      2,195,000        576,500            --              --           576,500
  Issue of shares for cash, private placements
      Flow-through shares ......................      7,294,819      2,042,550            --              --         2,042,550
      Non flow-through shares ..................      5,685,000      1,421,250            --              --         1,421,250
  Share issuance costs .........................           --         (201,350)           --              --          (201,350)
  Warrants exercised for cash ..................     21,506,833      3,568,867            --              --         3,568,867
  Stock options exercised for cash .............        440,500         78,200            --              --            78,200
  Fair value of stock options exercised ........           --            5,515          (5,515)           --              --
  Stock based compensation .....................           --             --           785,000            --           785,000
  Tax benefits renounced on flow-through shares            --          (59,520)           --              --           (59,520)
  Net loss and comprehensive loss for the period           --             --              --        (1,863,427)     (1,863,427)
  Share subscriptions receivable ...............           --           (5,000)           --              --            (5,000)
                                                   ------------   ------------    ------------    ------------    ------------
BALANCE, JULY 31, 2008 .........................    145,491,400   $ 22,286,066    $  1,451,729    $(10,567,156)   $ 13,170,639
                                                   ============   ============    ============    ============    ============

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------

                                                            THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                       JULY 31, 2008    JULY 31, 2007    JULY 31, 2008    JULY 31, 2007
                                                       -------------    -------------    -------------    -------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
   Net loss (income) and comprehensive loss (income)
      for the period ...............................   $    (490,711)   $    (375,431)   $  (1,863,427)   $     121,476

   Add items not affecting cash:
      Amortization .................................            --                 57             --                171
      Future income tax benefit recognized on
      issuance of flow through shares ..............            --               --            (59,520)      (1,177,275)
      Write-off of mineral property expenditures ...         132,476          150,551          132,476          201,627
      Stock based compensation .....................            --               --            785,000          140,000

   Changes in non-cash operating assets AND
     liabilities:
      Accounts receivable ..........................        (117,915)         (83,350)        (118,185)         (87,182)
      Prepaid expenses .............................          (5,452)         (13,803)           8,527          (18,930)
      Accounts payable and accrued liabilities .....      (1,893,938)         404,745         (275,554)         461,822
      Due to related parties .......................        (997,162)            --           (415,902)            --
                                                       -------------    -------------    -------------    -------------
                                                          (3,372,676)          82,769       (1,806,585)        (358,291)
                                                       -------------    -------------    -------------    -------------

FINANCING ACTIVITIES
   Share subscriptions receivable ..................          (5,000)           8,500           (5,000)            --
   Share subscriptions advance .....................         (86,400)         114,194             --            161,694
   Issuance of share capital .......................       4,417,187        1,494,950        7,110,867        3,556,250
   Share issuance costs ............................        (108,150)         (35,200)        (201,350)        (115,696)
                                                       -------------    -------------    -------------    -------------
                                                           4,207,637        1,582,444        6,904,517        3,602,248
                                                       -------------    -------------    -------------    -------------

INVESTING ACTIVITIES
   Exploration advances ............................        (144,600)          (2,880)        (144,600)         (16,615)
   Mineral property acquisition and exploration
     expenditures ..................................        (721,664)      (1,470,877)      (5,845,524)      (2,215,035)
                                                       -------------    -------------    -------------    -------------
                                                            (866,264)      (1,467,997)      (5,990,124)      (2,231,650)
                                                       -------------    -------------    -------------    -------------

NET INCREASE IN CASH AND CASH EQUIVALENTS ..........         (31,303)         197,216         (892,192)       1,012,307

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .....         238,450        1,355,190        1,099,339          540,099
                                                       -------------    -------------    -------------    -------------

CASH AND CASH EQUIVALENTS, END OF PERIOD ...........         207,147        1,552,406          207,147        1,552,406
                                                       =============    =============    =============    =============
SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE OF
   NON-CASH FINANCING AND INVESTING ACTIVITIES
   Interest received ...............................           2,735            6,943            6,561           14,247
FINANCING AND INVESTING ACTIVITIES
   Shares Issued for Mineral Property Acquisition ..         236,975          193,550          576,500          246,300
                                                       =============    =============    =============    =============


                           - See Accompanying Notes -

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2008 AND 2007
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amador Gold Corp. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada. The Company is a public company listed on the TSX Venture Exchange (the "TSX.V"), trading under the "AGX" symbol. The Company is primarily engaged in the acquisition, exploration and development of mineral properties located in the Provinces of Ontario, and British Columbia, Canada.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

         During  the  period,  the  Company  incurred  a net  loss  (income)  of
         $1,863,427   (2007  -  ($121,476);   2006  -  $3,915,056)  and  has  an
         accumulated   deficit  of  $10,567,156  (2007  -  $8,347,526;   2006  -
         $7,962,968). The Company is in the process of acquiring, exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

         a)       Basis of consolidation

                  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc., incorporated British Columbia on August 2, 2006.

         b)       Variable interest entities

                  The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinates financial support. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in a VIE.

         c)       Use of estimates

                  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values and determination of fair value for stock based compensation and transactions. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

         d)       Financial instruments

                  The Company's financial instruments consist of cash and cash equivalents, accounts receivable, exploration advances, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         e)       Foreign currency translation

                  Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

                  i) Monetary items are translated at the rates prevailing at the balance sheet date;

                  ii)      Non-monetary   items  are  translated  at  historical
                           rates;

                  iii) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;

                  iv)      Gains and losses on foreign currency  translation are
                           reflected   in   the   consolidated   statements   of
                           operations and comprehensive loss.

         f)       Cash and cash equivalents

                  For purposes of reporting cash flows, the Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high-credit worthiness.

         g)       Mineral properties

                  Mineral properties comprise acquisition costs including option payments to maintain mineral property titles in good standing and exploration costs directly incurred on the properties. The Company records its interest in mineral properties and related expenditures at cost or at an ascribed amount if the consideration is common shares, less option payments received. From time to time, the Company acquires or sells property interests pursuant to the terms of option agreements. As options are exercisable entirely at the discretion of the optionee, the related amounts are recorded only upon payment or receipt. Recorded amounts are capitalized until the properties are sold, abandoned, brought into production or not worked for a period of time. Capitalized costs related to sold or abandoned properties are written off in the period of sale or abandonment. Capitalized costs related to producing properties will be depleted over the estimated lives of the ore reserves.

         h)       Equipment and amortization

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the straight-line method.

         i)       Impairment of long-lived assets

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3063 - "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-126 - "Accounting by Mining Enterprises for Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mining properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant. EIC-126 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the development stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.

         j)       Asset retirement obligations

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the amortization or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent of environmental remediation. Accretions and changes in estimates are accounted for prospectively in the consolidated statement of operations and comprehensive loss commencing in the period revisions are made.

                  The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         k)       Share capital

                  i) Non-monetary consideration - Agent's warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors.

                  ii) Flow-through shares - Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee ("EIC") in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, a future income tax liability and a corresponding reduction in the share capital is recorded. The future income tax liability is offset by available future income tax assets as a recovery of future income taxes.

         k)       Share capital (continued)

                  iii) Stock based compensation - The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Stock options which vest immediately are recorded at the date of grant. Stock options that vest over time are recorded over the vesting period using the straight line method. Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date. Stock based compensation is recognized as expense or, if applicable, capitalized to mineral property costs with a corresponding increase in contributed surplus. On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

                  iv) Share issuance costs - Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

         l)       Income taxes

                  Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

         m)       Earnings per share

                  Basic earnings per share are calculated by dividing net income
                  (loss) by the weighted average number of shares issued and fully paid. The calculations of earnings per share on a diluted basis are calculated using the treasury stock method which considers the potential exercise of outstanding financial instruments with equity purchase or conversion features.

         n)       Accounting policy changes

                  Effective November 1, 2006, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments under CICA Handbook Section 3855 FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3861 FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, Section 3865 HEDGES and Section 1530 COMPREHENSIVE INCOME. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

         n)       Accounting policy changes (continued)

                  i) CICA Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, sets out criteria for the recognition and measurement of financial instruments. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered and most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statement of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

                           All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if the requirements had always been in effect. Changes to the fair value of assets and liabilities prior to adoption are recognized by adjusting opening deficit or opening "other accumulated comprehensive income".

                           All financial instruments are classified into one of the following five categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification as follows: (1) held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net earnings in the period in which they arise; (2) held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost and amortization of premiums or discounts and losses due to impairment are included in current period net earnings; (3) available-for-sale financial assets are measured at fair value and changes in fair value are included in "other comprehensive income" until the gain or loss is recognized in income; (4) all derivative financial instruments are measured at fair value, even when they are part of a hedging relationship and changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized as other comprehensive income.

                           In accordance with this new standard, the Company has classified its cash and equivalents and short-term investments as held-for-trading. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other liabilities. Derivatives embedded in other financial instruments must be separated and measured at fair value. The Company currently does not have embedded derivatives.

         n)       Accounting policy changes (continued)

                  ii) CICA Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, establishes the requirements for the disclosure and presentation of financial instruments and non-financial derivatives.

                  iii) CICA Section 3865, HEDGING, specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

                  iv) CICA Section 1530, COMPREHENSIVE INCOME, specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in the Company's shareholder equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until such items are realized.

                           This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders' equity.

                           As there were no other comprehensive income items, comprehensive loss for the year was equal to the net loss for the year.

                  Effective January 1, 2007, the Company adopted CICA Section 1506, Accounting Changes, effective for annual and interim periods beginning on or after January 1, 2007. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

         o)       Future accounting pronouncements

                  The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

                  i)       On January 8, 2008,  the CICA  issued  Section  3064,
                           Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

         ii) On September 15 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

p)              Comparative figures

           Certain  of  the  prior   year's   comparative   figures   have  been
           reclassified to conform to the current year's presentation.

3.       MINERAL PROPERTIES

         a)       Kenora Property Group, Ontario

                  i)       Kenora

                           During fiscal 2003 the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). The agreement was amended in August 2004. Consideration, as amended, consisted of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004
                           (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and 2009. Finders fees to a maximum of $300,000 was payable on this property of which $103,282 was incurred.

                  ii)      Glass Claims

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $93,000 cash ($33,000 paid) over a 4-year period. In addition, the property is subject to a 1.25% NSR ("NSR") in favour of the optionor. The Company may purchase 0.5% of the royalty for $500,000.

                  During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Kenora Property Group.

         b)       Red Lake Property Group, Ontario

                  i)       Todd Township Property

                           On June 23,  2004,  the Company was granted an option
                           to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $69,000 cash (paid) over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $600,000.

                  ii)      Maskootch Lake Property

                           On June 23, 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, approximately 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $88,000 cash (paid) over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $1,000,000.

         c)       Silverstrike Property Group, Ontario

                  i)       Silver Strike Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($40,000 paid), 150,000 common shares (120,000 issued) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  ii)      Silver Claim Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($100,000 paid), 200,000 common shares (200,000 issued) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  iii)     Capitol Silver Property

                           On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is
                           $35,000  cash  ($20,000   paid)  and  350,000  shares
                           (issued) payable over 3 years. The Company must incur an aggregate of $60,000 in exploration expenses on the property over 3 years. The property is subject to a 2% NSR. The Company may purchase 1% of the royalty for $1,000,000.

         d)       Donovan Basin Property Group, Ontario

                  i)       Thompson Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($20,000 paid), 150,000 common shares (120,000 issued) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  ii)      Kell Mine Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($20,000 paid), 150,000 common shares (120,000 issued) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  iii)     Hudson Bay Property

                           On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash (paid), 300,000 common shares (issued) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000.

         e)       Ajax Property Group, Ontario

                  i)       Ajax Property

                           On June 13, 2005, the Company entered into a purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash
                           (paid) and 300,000 common shares (issued). The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  ii)      Banting Chambers Property

                           On July 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash (paid), 150,000 shares (issued) over two years and $110,000 in exploration expenditures over 3 years. A 2% NSR is payable on the property, half of which can be purchased for $500,000.

                  iii)     Strathy Property

                           On July 19, 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% NSR, which may be purchased for $250,000 at any time.

         e)       Ajax Property Group, Ontario (continued)

                  iv)      Bompas Property

                           On December 9 2005, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% NSR, half of which can be purchased for $250,000.

                  v)       Ajax Sheridan

                           On December 5, 2007, the Company acquired a 100% interest in the Ajax Sheridan property. Consideration was $1,300,000 cash ($100,000 paid). The property is subject to a 2.5% NSR, which can be purchased for $1,000,000. This property was terminated in June 2008.

         f)       Mennin Lake Property, Ontario

                  July 28, 2005, as amended on September 12, 2007, the Company entered into an option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($92,000 paid), 300,000 common shares (200,000 issued) and
                  $160,000 in exploration expenses over 4 years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         g)       Fripp Property, Ontario

                  i) On August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property, Ontario for $5,000 cash (paid), 100,000 common shares (75,000 issued) payable over 4 years, and $20,000 in exploration by December 31, 2005 (completed). The property is subject to a 1% NSR of which half may be purchased for $500,000.

                  ii) In February 2008, the Company entered into an option agreement to acquire a 100% interest in the Fripp West Property, Ontario. Consideration is $20,000 cash ($10,000 paid) and 200,000 common shares (50,000 issued) over 2 years. The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

         h)       Connor Creek Property, British Columbia

                  September 20, 2005, the Company entered into an option agreement with a public company related by common directors to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (250,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached, an additional 250,000 shares are due to the vendor. During fiscal 2005, $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         i)       Blackstock Property and Oke & Ford Property, Ontario

                  The Blackstock property and the Oke & Ford property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

         j)       Forge Lake Property, Ontario and Otter Pond Property, Ontario

                  i) Agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property. Consideration is $58,500 payable over three years ($34,000 paid), 40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. In addition, there is a royalty payable. Costs comprising annual cash payments, paying of taxes and minimum work expenditures will be split 50/50 and the Company will pay a 15% administration fee to the related company.

                  ii) Agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. Consideration is $158,500 payable over four years ($27,495 paid), 75,000 shares of the related company at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of the costs incurred on this property.

         k)       Gould Copper Mine Property, Ontario

                  On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 cash ($22,000 paid), 140,000 shares (80,000 issued), and a work commitment of $100,000 over 4 years. There is a 2% NSR payable to the optionor of which half may be purchased for $750,000.

         l)       Hunter Gold Property, Ontario

                  On September 19, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash ($20,000 paid), 250,000 common shares (175,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% NSR payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         m)       Chapleau Property, Ontario

                  On October 1, 2005, the Company entered into an acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 (paid) plus 15% for administration. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee as disclosed in the related party note.

         n)       Willet Property, Ontario

                  On October 12, 2005, the Company entered into an option agreement to acquire a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration is $30,000 cash ($20,000 paid), 200,000 common shares (150,000 issued), and a work commitment of $75,000 over a 3 year period. There is a 2% NSR payable to the optionor, of which half may be purchased for $1,000,000.

         o)       Savard & Sharpe Property, Ontario

                  On December 8, 2005, the Company entered into an option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Townships, Ontario. Consideration is $175,000 cash over 3 years ($75,000 paid). There is a 2% NSR payable to the optionor, of which half may be purchased for $500,000.

         p)       Horwood Property Group, Ontario

                  i)       Horwood Gold Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash (paid) and 200,000 common shares (issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

                  ii)      Horwood Gold 2 Property

                           On January 4, 2006, the Company entered into an agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% NSR to the optionor, of which half may be purchased for $500,000.

                  iii)     Labbe Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash (paid) and 200,000 common shares (issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

                  iv)      Ross Windsor Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash ($20,000 paid) and 175,000 common shares (100,000 issued) over a 3 year period and incur and aggregate of $120,000 in expenditures over 2 years. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

         q)       East Breccia Property, Ontario

                  On March 1, 2006, the Company entered into an option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash ($62,000 paid), 300,000 shares (150,000 issued), and a work commitment of $160,000 over four years. There is a 2% NSR payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

         r)       Keith & Sewell Property Group, Ontario

                  On April 10, 2006, the Company entered into an option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($90,000 paid), 420,000 shares over 2 years (420,000 issued), and a work commitment of $90,000 over 3 years. There is a 3% NSR payable to the optionor of which two-thirds may be purchased for $1,500,000.

         s)       Anderson Lake, Ontario

                  On June 23, 2006, the Company entered into an option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 cash ($62,000 paid), 300,000 shares (150,000 issued), and a work commitment of $160,000 over 4 years. There is a 3% NSR payable to the optionor, of which two-thirds may be purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

         t)       Patent Property, Ontario

                  On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 cash ($50,000 paid), 250,000 shares (175,000 issued), and a work commitment of $130,000 over 3 years. There is a 3% NSR payable to the optionor, of which two-thirds may be purchased for $1,500,000.

         u)       Morin, Ontario

                  On May 28, 2006, the Company entered into an option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($60,000 paid) and 220,000 shares over 3 years (120,000 issued). There is a 3% NSR payable to the optionor, of which half may be purchased for $1,000,000.

         v)       Loveland Property Group, Ontario

                  i) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($150,000 paid), 600,000 shares (300,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% NSR payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000. Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the
                           Property consists of $300,000 payable over 5 years ($100,000 paid), 600,000 shares payable over 5 years (300,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% NSR payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000. Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  iii) On March 11, 2008, the Company entered into an option agreement to acquire a 100% interest in the Moneta Porcupine Mines Inc.'s Loveland Property, Ontario. Consideration is $500,000 cash ($200,000 paid) and 1,350,000 common shares (540,000 issued) over 3 years. The property is subject to a 2% NSR.

         w)       Holloway/Frecheville Property Group, Ontario

                  i) Option agreement to acquire a 100% interest in the Holloway Property, located in Holloway and Frecheville Townships, Ontario. Consideration for the Property consists of $250,000 cash ($25,000 paid) and 500,000 shares over 4 years (100,000 issued). There is a 3% net smelter return payable to the optionor, of which one-third may be purchased for $1,000,000 and at any time an additional one-third for $2,000,000.

                           Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) Option agreement to acquire a 100% interest in the Holloway 2 Property, located in the Holloway Townships, Ontario. Consideration for the Property consists of $20,000 payable within 10 days of regulatory approval ($20,000 paid) and 200,000 shares payable over 12 months (100,000 issued). There is a 2% net smelter return payable to the optionor.

                           During the year ended October 31, 2007, the Company abandoned and wrote off all costs incurred with respect to the Holloway Property Group.

         x)       Chewett Property, Ontario

                  On June 28, 2006, the Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property is subject to a 2% NSR, of which half may be purchased for $750,000.

         y)       Gogama Moly Property, Ontario

                  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in Moher Township property, located approximately 58 kilometres southwest of Thunder Bay, Ontario for consideration of $45,000 cash ($25,000 paid) and 200,000 shares payable over 2 years (125,000 issued), and a work commitment of $75,000 over 2 years. The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

         z)       Owl Lake Property, Ontario

                  On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario for consideration of $10,000 ($10,000 paid) cash and $80,000 in cash or share equivalent based on the average trading price of the Company's share over the previous 10 days from the payment date over two years ($15,000 value paid in shares). The property is subject to a 2% NSR, of which half may be purchased for $500,000.

         aa)      Dale Gold Property, Ontario

                  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Horwood Township property located in Ontario for consideration of $50,000 cash ($30,000 paid) and 300,000 shares payable over 2 years (150,000 issued). The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

         bb)      Meteor Lake Property, Ontario

                  On March 1, 2007, the Company acquired a 20% interest in the Moffat, Marshay, and Beulah Township property located in Ontario for consideration of $4,000 cash (paid) and cost of 40,000 shares of a public company controlled by an officer of the Company payable over 12 months (20,000 issued and $1,900 reimbursed by the Company). The property is subject to a 1% NSR. In April 2008 the Company abandoned and wrote off all costs incurred with respect to the Meteor Lake Property.

         cc)      McTavish Property and Mine Center Property, Ontario

                  The McTavish property and the Mine Center property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government file.

         dd)      Tetagouche Property, News Brunswick

                  On May 6, 2005, the Company entered into an option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $750,000. This property was terminated in and written off in June 2007.

         ee)      Jessop Property, Ontario

                  On October 16, 2007, the Company entered into an option agreement to acquire a 100% interest in the Jessop Property, Ontario. Consideration is $68,000 cash ($18,000 paid) and 300,000 common shares (100,000 issued) over 3 years. The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

         ff)      Meggisi Lake, Ontario

                  On November 1, 2007, the Company entered into an option agreement to acquire a 100% interest in the Meggisi Lake Property, Ontario. Consideration is $90,000 cash ($12,000 paid) and 100,000 common shares (25,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000.

         gg)      Revell Property, Ontario

                  In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Revell Property, Ontario. Consideration is $100,000 cash ($25,000 paid) and 250,000 common shares (75,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000.

         hh)      Norberg Property, Ontario

                  In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Norberg Property, Ontario. Consideration is $42,000 cash ($6,000 paid) and 195,000 common shares (30,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $600,000.

4.       EXPLORATION ADVANCES

         The Company advanced $164,600 as at July 31, 2008 (2007 - $20,000),  as a security deposit for the exploration on Silver Claim Property ($20,000) and survey advance for Jessop ($68,150) and Loveland ($76,450) properties.

5.       RELATED PARTY TRANSACTIONS

         The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

         a) A private company controlled by a director of the Company was paid $385,000 (2007 - $356,940; 2006 - $289,320) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

         b) During the year, fees for consulting services in the amount of $268,156 (2007 - $220,149; 2006 - $219,856) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid $Nil (2007 - $2,401; 2006 - $Nil) to a public company controlled by an officer of the Company and $63,564 (2007 - $76,053; 2006 - $Nil) to a public company with common directors for exploration expenditures. At July 31, 2008, $289,315 (2007 - $92,744; 2006 - $4,280) was owed to the related parties.

         c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $535,550 (2007 - $231,480; 2006 - $228,515) for acquisition and exploration expenses and management fees of $80,251 (2007 - $34,414; 2006 - $29,595) was charged by the related company on these properties. At July 31, 2008, $270,335 (2007 - $291,253; 2006 - $201,691) was owed to the related company.

6.       SHARE CAPITAL

         a)       Authorized

                  Unlimited number of common shares without par value

         b)       Private placements

                  Period ended July 31, 2008

                  i) On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,685,000 (10,000 issued subsequently) non flow-through units at a price of $0.25 per unit. Total proceed was $421,250 ($17,500 paid subsequently). Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

                  ii) On May 22, 2008, the Company closed the second tranche of the private placement arranged on March 19, 2008, consisting of 2,952,750 flow-through units at a price of $0.28 and 3,870,000 non flow-through units at a price of $0.25 per unit. Total proceed was $1,794,270. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

                  iii) On April 23, 2008, the Company closed the first tranche of the private placement arranged on March 19, 2008, consisting of 4,342,069 flow-through units at a price of $0.28 and 140,000 non flow-through units at a price of $0.25 per unit. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

                  Year ended October 31, 2007

                  iv) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

                  v) On February 6, 2007, the Company closed a private placement consisting of 1,600,000 flow-through units and 750,000 non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share for a period of two years at a price of $0.15 per share.

         b)       Private placements (continued)

                  vi) On May 24, 2007, the Company closed a private placement consisting of 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.12 per share in the first year and at a price of $0.15 per share in the second year.

                  vii) On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30.

                  Year ended October 31, 2006

                  viii) On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) at a price of $0.10 per unit. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

                  ix) On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) at a price of $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008.

         c)       Warrants

                  As at July 31, 2008, there were 37,817,319 (2007 - 56,024,333;
                  2006 - 38,583,521) warrants outstanding as follows:

                                                   NUMBER OF
                                                    WARRANTS        EXERCISE PRICE
-----------------------------------------------   -----------    -------------------
Outstanding and exercisable at October 31, 2006    38,358,521
   Warrants expired ...........................    (6,075,688)   $ 0.10, 0.13 & 0.14
   Warrants exercised .........................   (15,493,500)   $ 0.10, 0.15 & 0.20
   Warrants granted ...........................    13,965,000    $              0.15
   Warrants granted ...........................     2,350,000    $              0.15
   Warrants granted ...........................    11,200,000    $              0.10
   Warrants granted ...........................     2,545,000    $              0.30
                                                  -----------    -------------------
Outstanding and exercisable at October 31, 2007    46,849,333
   Warrants exercised .........................   (21,506,833)   $ 0.10, 0.15 & 0.20
   Warrants expired ...........................      (505,000)   $              0.15
   Warrants granted ...........................    12,979,819    $              0.30
                                                  -----------    -------------------
OUTSTANDING AT JULY 31 2008 ...................    37,817,319
                                                  ===========


         EXPIRY DATE       EXERCISE PRICE       NUMBER OF WARRANTS
---------------------    -----------------    ---------------------

   December 21, 2008                $0.15               11,105,000
    February 8, 2009                $0.15                2,000,000
        May 23, 2009                $0.15                9,187,500
  September 21, 2009                $0.30                2,545,000
      April 22, 2010                $0.30                4,482,069
        May 14, 2010                $0.30                6,822,750
       July 15, 2010                $0.30                1,675,000

                  As at July 31, 2008 the weighted average remaining contractual life of the share purchase warrants is 1.64 years and the weighted average exercise price is $0.20 (2007 - $0.14, 2006 - $0.14).

         d)       Options

                  As at July 31, 2008,  there were 12,250,000 (2007 - 7,694,500;
                  2006 - 5,984,000) options outstanding as follows:

                                                       NUMBER OF       EXERCISE
                                                        OPTIONS         PRICE
---------------------------------------------------   -----------    -----------

Outstanding and exercisable at October 31, 2006 ...     5,984,000    $      0.14
   Options granted ................................       112,500    $      0.15
   Options granted ................................     1,858,000    $      0.12
   Options cancelled ..............................      (100,000)   $      0.20
   Options exercised ..............................      (345,000)    $0.10-0.20
                                                      -----------    -----------
Outstanding and exercisable at October 31, 2007 ...     7,509,500
   Options granted ................................     5,231,000    $      0.22
   Options exercised ..............................      (440,500)    $0.10-0.20
   Options cancelled ..............................       (50,000)   $      0.22
                                                      -----------    -----------
 OUTSTANDING AT JULY 31, 2008 .....................    12,250,000
                                                      ===========


        EXPIRY DATE                     EXERCISE PRICE       NUMBER OF OPTIONS
--------------------    -------------------------------    --------------------

    January 5, 2009       (re-priced from $0.56) $0.20                 380,000
      July 28, 2010                              $0.10               1,440,000
  November 17, 2010                              $0.10               1,291,000
   February 2, 2011                              $0.20                 625,000
       July 6, 2011                              $0.15               1,405,000
   November 3, 2011                              $0.15                 112,500
     April 18, 2012                              $0.12               1,815,500
     April 30, 2013                              $0.22               5,181,000
                                                           --------------------
                                                                    12,250,000
                                                           ====================


                          NUMBER OF OPTIONS        WEIGHTED AVERAGE            WEIGHTED
                           OUTSTANDING AND      REMAINING CONTRACTUAL      AVERAGE EXERCISE
   EXERCISE PRICE            EXERCISABLE             LIFE (YEARS)                PRICE
---------------------   ---------------------   ---------------------   ---------------------
$                0.10               2,731,000                    2.14   $                0.10
$                0.12               1,815,500                    3.72   $                0.12
$                0.15               1,517,500                    2.96   $                0.15
$                0.20               1,005,000                    1.72   $                0.20
$                0.22               5,181,000                    4.75   $                0.22
---------------------   ---------------------   ---------------------   ---------------------
                                   12,250,000                    3.54   $                0.17
                        =====================   =====================   =====================

         e)       Escrow shares

                  During the year ended October 31, 2006, the Company cancelled 25,000 common shares previously held in escrow and returned them to treasury.

         f)       Stock based compensation

                  The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, employees, and consultants to acquire up to 10% of the issued and outstanding common stock.

                  Stock based compensation on options granted in the period ended July 31, 2008 amounted to $785,000 (2007 - $140,000;
                  2006 - $286,000).

                  i) On April 30, 2008, the Company granted 5,231,000 incentive stock options at a price of $0.22 per share, exercisable for a period of five years.

                  ii) On April 18, 2007, the Company granted 1,858,000 incentive stock options at a price of $0.12 per share, exercisable for a period of five years.

                  iii) On November 3, 2006, the Company granted 112,500 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  iv) On July 6, 2006, the Company granted 1,440,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  v) On February 2, 2006, the Company granted 635,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  vi) On November 17, 2005, the Company granted 1,331,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  vii) On July 28, 2005, the Company granted 1,510,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                  2007        2006        2005
                                               ---------   ---------   ---------

           Average risk-free interest rate         4%          4%          3%
           Expected life                        3 YEARS     3 years     3 years
           Expected volatility                 91% - 95%   94% - 98%      96%
           Expected dividends                     NIL         Nil         Nil

           Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7.       COMMITMENTS

         a) On September 21, 2006, the Company's shareholders approved a Plan of Arrangement ("the Arrangement") dated August 11, 2006 to reorganize certain of the Company's diamond properties. On September 26, 2006, the final court order approving the
                  Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. ("Diamondcorp"), was accepted.

                  On the effective date of the Arrangement yet to be determined, the Company's common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

                  The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value. In addition as contingent consideration from Diamondcorp, certain of the Company's mineral property agreements contain anti-dilution provisions such that the issue of the Company's shares will also require the issue of Diamondcorp shares on a three to one basis.

                  On the effective date, the exercise price of all outstanding options and warrants will be adjusted and the options and warrants shall be separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof will be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

         b) The Company entered into a loan agreement dated August 4, 2006, as extended August 1, 2007, with Diamondcorp and advanced $100,000 for necessary working capital and to meet expenses prior to the effective date. The working capital loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance. The entire working capital loan and interest accrued from such advance shall be repaid in cash on August 2, 2008. The loan remains outstanding pending completion of the Arrangement.

         c) By an agreement dated June 1, 2005, the Company entered into an administrative services agreement with a company controlled by a director and officer as described in the related party note. A management fee was payable at a minimum monthly fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

         d) At July 31, 2008, the Company was obligated to incur $Nil (2007 - $1,762,618) in eligible Canadian exploration expenses prior to December 31, 2008 (2007 - December 31, 2007) in order to complete obligations entered into pursuant to flow-through share purchase agreements.

8.       INCOME TAXES

         A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                                   2007           2006           2005
                                               -----------    -----------    -----------

Statutory tax rate                                  34%            34%            35%
                                               -----------    -----------    -----------
Computed tax recovery ......................   $   (80,000)   $(1,437,000)   $  (121,000)
Changes in temporary differences ...........       (33,000)       (26,000)       (21,000)
Unrecognized items for tax purposes ........       117,000      1,215,000         29,000
Benefit of income tax assets recognized (not
 recognized) ...............................    (1,181,276)        24,311         12,000
                                               -----------    -----------    -----------

                                               $(1,177,276)   $  (223,689)   $  (101,000)
                                               ===========    ===========    ===========

         The significant components of the Company's future income tax assets are as follows:

                                             2007           2006           2005
                                         -----------    -----------    -----------
Exploration and development deductions   $  (678,000)   $   584,000    $  (442,000)
Non-capital losses carried forward ...     1,089,000        717,000        437,000
Other temporary differences ..........        72,000         60,000         60,000
                                         -----------    -----------    -----------
                                             483,000      1,361,000         55,000
Valuation allowance ..................      (483,000)    (1,361,000)       (55,000)
                                         -----------    -----------    -----------

                                         $      --      $      --      $      --
                                         ===========    ===========    ===========

         The Company has Canadian non-capital losses carried forward of approximately $3,182,000 (2006 - $2,094,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

                               2008   $   49,000
                               2009   $   70,000
                               2010   $  277,000
                               2014   $  319,000
                               2015   $  349,000
                               2026   $  950,000
                               2027   $1,168,000
                                      ----------
                                      $3,182,000
                                      ==========

         The Company has resource pools of approximately $4.4 million (2006 - $3.8 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

         In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $3,462,575 (2006 - $646,500) in Canadian exploration expenditures incurred. Future income taxes of $1,177,276 (2006 - $223,689; 2005 -
         $101,000) on the exploration expenditures renounced to shareholders were applied against share capital.

9.       SUBSEQUENT EVENTS

         In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to July 31, 2008:

         a) The Company issued 181,269 shares with a fair value of $23,565 for mineral properties.

         b) On August 27, 2008, the Company closed a private placement consisting of 4,400,000 flow-through units at a price of $0.13 per unit. Total proceed was $572,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

         c) On September 29, 2008, the Company announced a private placement, consisting of up to 23,000,000 flow-through units at a price of $0.13 per unit. Total proceed will be $2,990,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States ("US"). The major differences between Canadian and US GAAP, which affect the Company's consolidated financial statements, are as follows:

         a)       Mineral property exploration and development

                  Under US GAAP, mineral exploration and development property expenditures are expensed in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred and capitalized during this process. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and capitalized exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist.

                  Flow-through shares

                  Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

                  Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company's shares on the date that the flow-through shares are sold. This price difference has not been significant and the entire future tax benefit recorded under Canadian GAAP has not been recognized for US GAAP purposes.

                  Prior years' restatements

                  Certain of the prior years' comparative figures in this Canadian to US GAAP reconciliation note for 2006 and 2005 have been restated to correct items arising from the presentation of mineral property exploration and development expenditures including the write-off of mineral properties and the accounting for flow-through share future income tax recovery. As a result of the restatements the loss for 2006 and 2005 under US GAAP increased by $223,689 and $101,000. Basic and diluted loss per share increased from $0.05 to $0.06 for 2006 and there was no change for 2005 as a result of the restatement.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       Mineral property exploration and development (continued)

                  The effects on the Company's consolidated financial statements are summarized below:

                                                                                      For the year
                                                                                    ended October 31,
                                                          2008            2007            2006
                                                      ------------    ------------    ------------
CONSOLIDATED STATEMENTS OF OPERATIONS AND                                              (restated)
COMPREHENSIVE LOSS
Net loss and comprehensive loss for the year under:
  Canadian GAAP ...................................   $ (1,863,427)   $    121,476    $ (4,197,401)
  Add: Mineral property exploration and
     development expenditures .....................     (8,226,156)     (2,461,335)     (1,818,235)
  Less: Write-down of properties ..................           --           201,627       3,261,819
  Add: Flow-through shares future income tax
     benefit not recognized
                                                           (59,520)           --          (223,689)
                                                      ------------    ------------    ------------
Net loss under US GAAP ............................   $(10,149,103)   $ (2,138,232)   $ (2,977,506)
                                                      ============    ============    ============

Loss per share - US GAAP ..........................   $      (0.08)   $      (0.02)   $      (0.06)
                                                      ============    ============    ============


                                                                                For the year
                                                                              ended October 31,
                                                    2008            2007            2006
                                                ------------    ------------    ------------
                                                                                 (restated)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows (used in) operating activities -
  Canadian GAAP .............................   $ (1,821,610)   $   (358,291)   $   (909,962)
Exploration advances ........................           --              --            (3,385)
Mineral exploration costs capitalized in the
  year and not expensed
                                                  (5,845,524)     (2,215,035)     (1,495,250)
                                                ------------    ------------    ------------
Cash flows (used in) operating activities -
  US GAAP ...................................   $ (7,667,134)   $ (2,573,326)   $ (2,408,597)
                                                ============    ============    ============

Cash flows (used in) investing activities -
  Canadian GAAP .............................   $ (5,990,124)   $ (2,231,650)   $ (1,498,635)
Exploration advances ........................           --              --             3,385
Mineral  exploration costs capitalized in the
  year and not expensed .....................      5,845,524       2,215,035       1,495,250
                                                ------------    ------------    ------------
Cash flows (used in) investing activities -
  US GAAP ...................................   $       --      $    (16,615)   $       --
                                                ============    ============    ============

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

                                                                       For the year
                                                                     ended October 31,
                                           2008            2007            2006
                                       ------------    ------------    ------------
Consolidated Balance Sheets
Assets
Mineral Properties
     Canadian GAAP .................   $ 14,445,097    $  4,343,065    $  2,083,357
     Resource property expenditures
     (cumulative) ..................    (14,445,097)     (4,343,065)     (2,083,357)
                                       ------------    ------------    ------------
United States GAAP .................   $       --      $       --      $       --
                                       ------------    ------------    ------------

Stockholders' Equity
      Canadian GAAP ................   $ 13,170,639    $  5,483,841    $  2,551,093
      Resource property expenditures
      (cumulative) .................    (14,445,097)     (4,343,065)     (2,083,357)
                                       ------------    ------------    ------------
United States GAAP .................   $ (1,274,458)   $  1,140,776    $    467,736
                                       ------------    ------------    ------------

         b)       New accounting pronouncements

                  i) In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is permitted. The Company has not yet assessed the impact of the adoption of FAS 157 on its overall results of operations, financial position or cash flows.

                  ii) In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FAS 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently assessing FAS 159 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       New accounting pronouncements (continued)

                  iii) In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations ("FAS 141R"). FAS 141R replaces SFAS No. 141, Business Combinations ("FAS 141"). FAS 141R retains the fundamental requirements in FAS 141 that the acquisition method of accounting (defined in FAS 141 as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed at the acquisition date. FAS 141R also requires acquisition-related costs to be recognized separately from the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing FAS 141R and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

                  iv) In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("FAS 160"). FAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation. FAS 160 clarifies that all of those transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. However, FAS 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently assessing FAS 160 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations

                  The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or consolidated results of operations.

         c)       Cumulative inception to date information

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The Company changed its business in the year ended October 31, 2002 and entered the mining exploration business. The following information includes cumulative inception to date information from November 1, 2001. Pre-exploration stage stockholders' deficiency as of October 31, 2001 in the amount of $(86,846), comprised of issued share capital and deficit in the amounts of $3,297,092 (2,309,651 common shares) and $(3,364,696)
                  respectively, have been excluded from the cumulative inception to date information.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       Cumulative inception to date information (continued)

CONSOLIDATED BALANCE SHEETS (US GAAP)                 CUMULATIVE AMOUNTS FROM
                                                             INCEPTION
                                                   ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)          NUMBER OF        SHARE
                                                      SHARES          AMOUNT
                                                   ------------    ------------
SHARE CAPITAL
   Issued for
       Loan bonus ..............................        411,111    $     80,000
       Property acquisition ....................      6,535,000       1,250,400
      Shares for debt ..........................      5,399,438         681,864
   Issued for cash
       Private placements ......................     89,363,367      14,130,725
       Exercise of options/warrants ............     41,497,833       5,714,267
   Share issuance costs ........................           --          (721,740)
   Fair value of stock options exercised .......           --            12,521
   Cancellation of the escrow shares ...........        (25,000)           (250)
   Share subscriptions receivable ..............           --           (15,000)
                                                   ------------    ------------
                                                    143,181,749      16,688,175
                                                   ============
CONTRIBUTED SURPLUS ............................                      1,451,729
DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE                    (21,543,214)
                                                                   ------------
                                                                   $  1,041,302
                                                                   ============


                                                                     CUMULATIVE
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS        AMOUNTS FROM
(US GAAP)                                                            INCEPTION
------------------------------------------------------------       -------------
ADMINISTRATIVE EXPENSES
    Amortization ...........................................       $      1,826
    Consulting fees ........................................          1,032,602
    Financing fees .........................................            112,500
    Interest on debt .......................................             79,933
    Investor relations and promotion .......................            505,757
    Legal and accounting ...................................            384,070
    Management fees ........................................          1,515,375
    Office and miscellaneous ...............................            144,944
    Part XII.6 tax .........................................            118,178
    Regulatory fees ........................................            238,440
    Stock based compensation ...............................          1,434,000
    Transfer agent fees ....................................             76,569
    Recovery of prior year expenses ........................            (13,478)
OTHER INCOME (EXPENSES)
    Mineral property exploration and development ...........         15,819,377
    Write off of mineral properties ........................            130,483
    Interest income ........................................            (37,362)
                                                                   ------------
NET LOSS AND COMPREHENSIVE LOSS FROM INCEPTION .............       $(21,543,214)
                                                                   ============

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       Cumulative inception to date information (continued)

                                                                     CUMULATIVE
                                                                    AMOUNTS FROM
STATEMENTS OF CASH FLOWS (US GAAP)                                   INCEPTION
--------------------------------------------------------------     -------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
    Net loss and comprehensive loss from inception ...........     $(21,543,214)
    Add items not affecting cash:
       Amortization ..........................................            1,826
       Shares issued for financing and management fees .......          199,364
       Shares and options issued for mineral properties ......          700,900
       Stock based compensation ..............................        1,434,000
       Other assets written off ..............................          132,577
    Change in non-cash operating assets and liabilities ......         (392,009)
                                                                   ------------
                                                                    (19,466,557)
                                                                   ------------
FINANCING ACTIVITIES
   Loans received ............................................          712,500
   Repayment of loans ........................................         (150,000)
   Share subscriptions receivable ............................          (15,000)
   Issuance of share capital .................................       19,844,992
   Share issuance costs ......................................         (718,740)
                                                                   ------------
                                                                     19,673,752
                                                                   ------------
INVESTING ACTIVITY
   Purchase of equipment .....................................           (1,826)
                                                                   ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS ....................     $    205,369
                                                                   ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
------------------------------------------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2008
------------------------------------------------------------------------------------------------------------------


                             RED LAKE     SILVERSTRIKE     DONOVAN          AJAX         MENNIN
                              GROUP          GROUP          BASIN          GROUP          LAKE           FRIPP
                             ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $    148,434   $    178,698   $    176,360   $    188,698   $     89,715   $     26,847
  Staking costs ........            280         23,032          2,760           --             --            9,660
  Option payments cash .         70,000         60,000         25,000        100,000         30,000         10,000
  Option payments shares           --           20,000         35,500         15,000         10,250         12,500
  Finder's fees cash ...           --             --             --             --             --             --
  Administration fee ...           --             --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
  Write-off ............           --             --             --         (100,000)          --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........        218,714        281,730        239,620        203,698        129,965         59,007
                           ------------   ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........        225,870        993,832        191,345        196,343        173,762         42,017
  Consulting ...........           --              100            100           --             --              550
  Drilling .............        206,706        361,941          5,765      1,062,048           --          106,980
  Geological ...........         78,529          5,625         13,425         68,251         24,631         28,404
  Line cutting .........          2,110         46,931           --           37,006           --           29,188
  Mapping and sampling .         17,035         10,561        126,379        104,511          6,775         11,499
  Miscellaneous ........           --             --              100           --             --             --
  Administration fee ...           --           18,100           --             --             --                3
  Surveying ............           --           86,044        393,389        100,507           --            4,396
  Write-off ............           --             --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........        530,251      1,523,134        730,502      1,568,666        205,168        223,037
                           ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD .   $    748,965   $  1,804,864   $    970,122   $  1,772,364   $    335,133   $    282,044
                           ============   ============   ============   ============   ============   ============


                              CONNOR
                              CREEK                       OKE & FORD                    OTTER POND
                             BRITISH       BLACKSTOCK      PROPERTY      FORGE LAKE      PROPERTY
                             COLUMBIA        ONTARIO       ONTARIO         ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     22,500   $     15,840   $    134,300   $     37,628   $     33,542
  Staking costs ........           --            9,520           --             --             --
  Option payments cash .           --             --             --            8,000          9,182
  Option payments shares           --             --             --             --             --
  Finder's fees cash ...           --             --             --             --             --
  Administration fee ...           --             --             --            1,199          1,377
                           ------------   ------------   ------------   ------------   ------------
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........         22,500         25,360        134,300         46,827         44,101
                           ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........        555,514         29,655           --            5,647          5,031
  Consulting ...........           --             --             --             --             --
  Drilling .............         22,292           --             --             --             --
  Geological ...........           --             --             --             --             --
  Line cutting .........           --             --             --             --             --
  Mapping and sampling .         23,422            660           --             --             --
  Miscellaneous ........           --             --             --             --             --
  Administration fee ...         14,869           --             --             --             --
  Surveying ............           --            6,304           --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........        616,096         36,619           --            5,647          5,031
                           ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD .   $    638,596   $     61,979   $    134,300   $     52,474   $     49,132
                           ============   ============   ============   ============   ============

                                GOULD         HUNTER                                       SHARPE &
                                COPPER         GOLD         CHAPLEAU        WILLET         SAVARD
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     43,465   $     30,555   $    294,975   $     22,500   $     26,625
   Staking costs ........          1,560           --             --             --             --
   Option payments cash .           --            5,000           --           10,000         50,000
   Option payments shares          6,900         14,250           --           17,750           --
   Finder's fees cash ...           --             --             --             --             --
   Administration fee ...           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         51,925         49,805        294,975         50,250         76,625
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........         60,748          1,819        404,825         10,270         27,475
   Consulting ...........           --             --             --             --             --
   Drilling .............           --             --             --             --           46,472
   Geological ...........           --             --           23,921           --            1,000
   Line cutting .........         17,723         10,232        388,523           --             --
   Mapping and sampling .             80          9,543        123,106           --              574
   Miscellaneous ........            765           --             --             --             --
   Administration fee ...           --             --           80,251           --             --
   Surveying ............          7,970         32,770           --             --            6,110
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         87,285         54,364      1,020,626         10,270         81,631
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $    139,210   $    104,169   $  1,315,601   $     60,520   $    158,256
                            ============   ============   ============   ============   ============


                                               EAST          KEITH &        ANDERSON
                               HORWOOD       BREACCIA        SEWELL           LAKE          PATENT
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $    142,705   $     75,170   $    113,297   $     64,950   $     61,000
   Staking costs ........          2,680         22,914          6,161           --             --
   Option payments cash .         45,000         25,000         39,000         25,000         20,000
   Option payments shares         74,750         11,500         35,700         10,500         15,375
   Finder's fees cash ...           --             --             --             --             --
   Administration fee ...            657           --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        265,792        134,584        194,158        100,450         96,375
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........        490,996         57,681         51,259         14,394            957
   Consulting ...........          1,125           --             --             --             --
   Drilling .............        698,120            190          5,215           --          107,759
   Geological ...........         73,668         17,356          5,450         18,014          4,325
   Line cutting .........         18,573         22,970         36,350         21,333          2,500
   Mapping and sampling .         26,266         13,417            240           --            9,082
   Miscellaneous ........           --             --             --             --             --
   Administration fee ...         18,000           --              360           --             --
   Surveying ............        141,679         43,245         98,190           --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........      1,468,595        154,859        197,064         53,741        124,623
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $  1,734,387   $    289,443   $    391,222   $    154,191   $    220,998
                            ============   ============   ============   ============   ============

                                             LOVELAND
                                MORIN        PROPERTY       CHEWETT       GOGAMA MOLY
                              PROPERTY        GROUP         PROPERTY       PROPERTY       OWL LAKE
                               ONTARIO        ONTARIO       ONTARIO         ONTARIO       ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     44,600   $    246,991   $     19,680   $     16,500   $     10,000
   Staking costs ........           --          137,773            500           --             --
   Option payments cash .         30,000        100,000           --           15,000           --
   Option payments shares         12,600         42,000           --           26,625           --
   Finder's fees cash ...           --             --             --             --             --
   Administration fee ...           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         87,200        526,764         20,180         58,125         10,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........            831         68,187         21,592            940            900
   Consulting ...........           --             --             --             --             --
   Drilling .............           --          894,942           --             --             --
   Geological ...........           --           87,563           --             --             --
   Line cutting .........           --           67,585           --             --             --
   Mapping and sampling .           --           15,834           --             --             --
   Miscellaneous ........           --              313           --             --             --
   Administration fee ...           --               43           --             --             --
   Surveying ............           --           65,789          7,876           --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........            831      1,220,256         29,468            940            900
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $     88,031   $  1,727,020   $     49,648   $     59,065   $     10,900
                            ============   ============   ============   ============   ============


                             DALE GOLD      METEOR LAKE     MCTAVISH      MINE CENTER   MEGGISI LAKE
                              PROPERTY       PROPERTY       PROPERTY       PROPERTY       PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     25,500   $     15,381   $      2,640   $      2,340   $       --
   Staking costs ........           --             --             --             --             --
   Option payments cash .         15,000           --             --             --           12,000
   Option payments shares         19,500           --             --             --            9,250
   Finder's fees cash ...           --             --             --             --             --
   Administration fee ...           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
   Write-off ............           --          (15,381)          --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         60,000           --            2,640          2,340         21,250
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........            640         15,102           --             --             --
   Consulting ...........           --             --             --             --             --
   Drilling .............           --             --             --             --             --
   Geological ...........           --             --             --             --             --
   Line cutting .........           --             --             --             --             --
   Mapping and sampling .           --             --             --             --             --
   Miscellaneous ........           --             --             --             --             --
   Administration fee ...           --             --             --             --              746
   Surveying ............           --             --             --             --             --
   Write-off ............           --          (15,102)          --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........            640           --             --             --              746
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $     60,640   $       --     $      2,640   $      2,340   $     21,996
                            ============   ============   ============   ============   ============

                              JESSOP         MONETA         TIMMINS        NORBERG        REVELL
                             PROPERTY       LOVELAND,        NORTH,       PROPERTY       PROPERTY
                              ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO         TOTAL
                           ------------   ------------   ------------   ------------   ------------   ------------

ACQUISITION COSTS
Opening balance ........   $       --     $       --     $       --     $       --     $       --     $  2,311,436
  Staking costs ........           --           17,400         19,780           --             --          254,020
  Option payments cash .         18,000        200,000           --            6,000         25,000        952,182
  Option payments shares         37,000        140,400           --            6,900         17,250        576,500
  Finder's fees cash ...           --             --             --             --             --           15,000
  Administration fee ...           --             --             --             --             --            3,234
                           ------------   ------------   ------------   ------------   ------------   ------------
  Write-off ............           --             --             --             --             --         (115,381)
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........         55,000        357,800         19,780         12,900         42,250      3,996,991
                           ------------   ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........           --             --          391,356           --             --        4,039,981
  Consulting ...........           --             --             --             --             --            1,875
  Drilling .............           --           88,548           --             --             --        3,607,146
  Geological ...........           --            9,563         11,559           --             --          472,284
  Line cutting .........           --           10,040           --             --             --          711,063
  Mapping and sampling .           --             --              660           --             --          499,643
  Miscellaneous ........           --             --             --             --             --              313
  Administration fee ...          1,187            105           --             --             --          134,528
  Surveying ............           --            4,100           --             --             --          998,368
  Write-off ............           --             --             --             --             --          (17,095)
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........          1,187        112,355        403,575           --             --       10,448,106
                           ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD .   $     56,187   $    470,155   $    423,355   $     12,900   $     42,250   $ 14,445,097
                           ============   ============   ============   ============   ============   ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
---------------------------------------------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2007
---------------------------------------------------------------------------------------------------------------------


                             RED LAKE     SILVERSTRIKE     DONOVAN          AJAX         MENNIN
                              GROUP          GROUP          BASIN          GROUP          LAKE           FRIPP
                             ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     81,880   $     84,517   $    120,460   $    163,553   $     45,000   $     19,472
  Staking costs ........         16,554         17,482           --            2,145          6,715           --
  Option payments cash .         38,000         40,000         20,000         10,000         25,000           --
  Option payments shares         12,000         36,700         35,900         13,000         13,000          7,375
  Finder's fees cash ...           --             --             --             --             --             --
  Write-off ............           --             --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........        148,434        178,699        176,360        188,698         89,715         26,847
                           ------------   ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........         51,804         86,813         31,694        125,975         25,169         40,517
  Consulting ...........            600         31,155           --           35,356            816           --
  Drilling .............           --          675,685         34,284           --             --             --
  Geological ...........          7,476         11,778         18,526          8,351         74,831          1,200
  Line cutting .........         22,400         26,830         27,030           --             --             --
  Mapping and sampling .         10,286         76,218         24,059          8,608         72,946           --
  Miscellaneous ........           --              600            300           --             --              300
  Management fee/adm. ..           --             --             --             --             --             --
  Surveying ............        133,304         84,753         55,451         18,053           --             --
  Write-off ............           --             --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........        225,870        993,832        191,344        196,343        173,762         42,017
                           ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ...   $    374,304   $  1,172,531   $    367,704   $    385,041   $    263,477   $     68,864
                           ============   ============   ============   ============   ============   ============


                              CONNOR
                              CREEK                       OKE & FORD                    OTTER POND
                             BRITISH       BLACKSTOCK      PROPERTY      FORGE LAKE      PROPERTY
                             COLUMBIA        ONTARIO       ONTARIO         ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     18,000   $     15,840   $    134,300   $     34,000   $     27,495
  Staking costs ........           --             --             --             --             --
  Option payments cash .           --             --             --            3,628          6,047
  Option payments shares          4,500           --             --             --             --
  Finder's fees cash ...           --             --             --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........         22,500         15,840        134,300         37,628         33,542
                           ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........         59,517           --             --            5,100          4,124
  Consulting ...........          2,293           --             --             --             --
  Drilling .............        305,700           --             --             --             --
  Geological ...........         16,064           --             --             --             --
  Line cutting .........           --             --             --             --             --
  Mapping and sampling .        115,096           --             --             --             --
  Miscellaneous ........            200           --             --             --             --
  Management fee/adm. ..         56,644           --             --              547            907
  Surveying ............           --           29,655           --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........        555,514         29,655           --            5,647          5,031
                           ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ...   $     78,014   $     45,495   $    134,300   $     43,275   $     38,573
                           ============   ============   ============   ============   ============

                                GOULD         HUNTER                                       SHARPE &
                                COPPER         GOLD         CHAPLEAU        WILLET         SAVARD
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     25,715   $     20,805   $    168,266   $     11,000   $     10,000
   Staking costs ........           --             --           32,578           --            1,625
   Option payments cash .         10,000          5,000         94,131          5,000         15,000
   Option payments shares          7,750          4,750           --            6,500           --
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         43,465         30,555        294,975         22,500         26,625
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........          4,118          1,219        157,071          1,220           --
   Consulting ...........          1,384           --            3,526           --             --
   Drilling .............           --             --             --             --             --
   Geological ...........         35,347           --           52,554           --             --
   Line cutting .........          8,999           --           33,595           --             --
   Mapping and sampling .          3,236           --          115,343          8,750           --
   Miscellaneous ........            300            600          8,305            300           --
   Management fee/adm. ..           --             --           34,431           --             --
   Surveying ............          7,364           --             --             --           27,475
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         60,748          1,819        404,825         10,270         27,475
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $    104,213   $     32,374   $    699,800   $     32,770   $     54,100
                            ============   ============   ============   ============   ============


                                               EAST          KEITH &        ANDERSON
                               HORWOOD       BREACCIA        SEWELL           LAKE          PATENT
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     59,025   $     34,670   $     48,032   $     27,950   $     34,000
   Staking costs ........         33,680           --            1,165           --             --
   Option payments cash .         30,000         25,000         30,500         25,000         15,000
   Option payments shares         20,000         15,500         33,600         12,000         12,000
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        142,705         75,170        113,297         64,950         61,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........          2,071          3,370         26,875          1,210            838
   Consulting ...........          6,030          3,224            225           --               40
   Drilling .............         43,707           --           16,940           --             --
   Geological ...........         81,779         25,668          2,495         12,580           --
   Line cutting .........         48,760           --            2,981           --             --
   Mapping and sampling .        161,613         25,119          1,743            604             80
   Miscellaneous ........            568            300           --             --             --
   Management fee/adm. ..          2,191           --             --             --             --
   Surveying ............        535,633           --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        882,352         57,681         51,259         14,394            958
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $  1,025,057   $    132,851   $    164,556   $     79,344   $     61,958
                            ============   ============   ============   ============   ============

                                                             HOLLOWAY
                                             LOVELAND       FRECHEVILLE                      GOGAMA
                                MORIN        PROPERTY        PROPERTY         CHEWETT         MOLY
                              PROPERTY         GROUP           GROUP         PROPERTY       PROPERTY
                               ONTARIO        ONTARIO         ONTARI0         ONTARIO        ONTARIO
                            ------------   ------------    ------------    ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     15,000   $     92,000    $       --      $     19,680   $       --
   Staking costs ........           --            6,400            --              --             --
   Option payments cash .         20,000        100,591            --              --           10,000
   Option payments shares          9,600         48,000            --              --            6,500
   Finder's fees cash ...           --             --              --              --             --
   Write-off ............           --             --              --              --             --
                            ------------   ------------    ------------    ------------   ------------
Closing balance .........         44,600        246,991            --            19,680         16,500
                            ------------   ------------    ------------    ------------   ------------

DEFERRED EXPLORATION
Opening balance .........            751          2,568            --              --             --
   Consulting ...........           --            2,250           3,533            --             --
   Drilling .............           --            5,756          43,540            --             --
   Geological ...........           --           13,264           1,500            --             --
   Line cutting .........           --           17,435            --              --             --
   Mapping and sampling .             80           --             2,503            --             --
   Miscellaneous ........           --              696            --              --              940
   Management fee/adm. ..           --             --              --              --             --
   Surveying ............           --           26,218            --            21,592           --
                                    --             --           (51,076)           --             --
                            ------------   ------------    ------------    ------------   ------------
Closing balance .........            831         68,187            --            21,592            940
                            ------------   ------------    ------------    ------------   ------------
BALANCE, END OF YEAR ....   $     45,431   $    315,178    $       --      $     41,272   $     17,440
                            ============   ============    ============    ============   ============


                                            DALE GOLD      METEOR LAKE     MCTAVISH      MINE CENTER
                              OWL LAKE       PROPERTY       PROPERTY       PROPERTY       PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $       --     $       --     $       --     $       --     $       --
   Staking costs ........           --             --            9,481          2,640          2,340
   Option payments cash .         10,000         15,000          5,900           --             --
   Option payments shares           --           10,500           --             --             --
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         10,000         25,500         15,381          2,640          2,340
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --             --
   Consulting ...........           --             --             --             --             --
   Drilling .............           --             --            1,190           --             --
   Geological ...........           --             --            4,997           --             --
   Line cutting .........           --             --            6,115           --             --
   Mapping and sampling .           --               40          2,800           --             --
   Miscellaneous ........           --              600           --             --             --
   Management fee/adm. ..            900           --             --             --             --
   Surveying ............           --             --             --             --             --
                                    --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........            900            640         15,102           --             --
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     10,900   $     26,140   $     30,483   $      2,640   $      2,340
                            ============   ============   ============   ============   ============

                                                   TETAGOUCHE
                                                       NEW
                                                    BRUNSWICK         TOTAL
                                                  ------------     ------------

ACQUISITION COSTS
Opening balance ..............................    $     24,500     $  1,335,160
  Staking costs ..............................            --            133,307
  Option payments cash .......................            --            558,297
  Option payments shares .....................            --            309,175
  Finder's fees cash .........................            --               --
  Write-off ..................................         (24,500)         (24,500)
                                                  ------------     ------------
Closing balance ..............................            --          2,311,439
                                                  ------------     ------------

DEFERRED EXPLORATION
Opening balance ..............................         116,173          748,197
  Consulting .................................            --             90,432
  Drilling ...................................          19,587        1,146,388
  Geological .................................           7,994          376,402
  Line cutting ...............................            --            194,144
  Mapping and sampling .......................           1,529          631,644
  Miscellaneous ..............................              12           13,325
  Management fee/adm. ........................         (19,244)          77,072
  Surveying ..................................            --            939,501
  Write-off ..................................        (126,051)        (177,127)
                                                  ------------     ------------
Closing balance ..............................            --          4,039,978
                                                  ------------     ------------
BALANCE, END OF YEAR .........................    $       --       $  6,351,417
                                                  ============     ============

                                                                      DOCUMENT 2


                                                   #711-675 WEST HASTINGS STREET
                                                  VANCOUVER, B.C. CANADA V6B 1N2
                                                         TELEPHONE: 604-685-2222
                                                               FAX: 604-685-3764
                                                          www.amadorgoldcorp.com


                  AMADOR GOLD CORP. ("AMADOR" OR "THE COMPANY")

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       FOR THE PERIOD ENDED JULY 31, 2008

INTRODUCTION

The following management discussion and analysis has been prepared as of September 29, 2008. The selected financial information set out below, and certain comments which follow, are based on and derived from the management prepared consolidated financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the period ended July 31, 2008 and should be read in conjunction with them. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange (the "Exchange") under the symbol "AGX" as a Tier 2 company. The Company is also a Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company with no revenues from mineral producing operations. Its assets consist of Canadian mineral properties, cash and cash equivalents, accounts receivable, prepaid expenses and, exploration advances. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, position stock market conditions, a company's track record and the experience of management.

RISKS AND UNCERTAINTIES:

The Company's business is highly uncertain and risky by its very nature. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change, making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

The Company has a portfolio of properties at the grass roots stage of development. Preliminary work will be completed on the properties and, based on results, work programs will be developed in order to further explore these properties. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

PROPERTIES

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 (paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation.

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochemistry prior to trenching or drilling.

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 44 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. Consideration is, over a 4-year period, to pay $88,000 (paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980s. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake have exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings. The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold. The grid was extended over the lake in the winter followed by magnetometer and induced Polarization (IP) Surveys.

During the spring of 2007, the Company staked an additional 406 claim units (1624 hectares, or 4011 acres) and completed a 760 km VTEM airborne survey. This work was initiated based on a review of the ground geophysical data in conjunction with local and regional showings and geology. The new land package covers a large area with volcanogenic massive sulphide and gold mineralization potential. Initial prospecting of the entire land package will commence when results of the VTEM survey are analyzed. Prospecting and geochemical sampling are also planned for the gridded area prior to trenching or drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 ($40,000 paid), issue 150,000 common shares of the Company (120,000 issued) and incur an aggregate of $80,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. A grid was established over part of the property followed by an Induced Polarization (IP) geophysical survey. The next step will be to complete a soil geochemical survey over the grid followed by trenching or drilling.

B.       SILVERCLAIM LAKE PROPERTY

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is, over a 4-year period, to pay $150,000 ($100,000 paid), issue 200,000 common shares of the Company (issued) and incur an aggregate of $200,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. An initial grid with Induced Polarization (IP) survey has been completed.

A drill program was completed during the 2007 field season. Drilling tested historical silver workings and their strike extensions. Drilling has encountered strong structures on strike with historical workings that locally contain high grade silver (Ag) mineralization such as 506 g Ag/tonne over 2.32m drilled width (hole AGSC07-12), or disseminated lower grade silver over wider drilled widths, such as 63g Ag/tonne over 11.03m (hole AGSC07-07).

Twenty-three holes were drilled to test structures in 4 separate areas. Drill holes are summarized below. Area 4 had the most interesting results. Assays are pending for some of the samples and holes.

AREA 1

Hole AGSC07-01 was drilled beneath a surface trench copper (Cu) vein showing. Anomalous copper values were intersected ranging from 0.14% Cu over 0.30m to 0.46% Cu over 2.18m.

AREA 2

Hole AGSC07-02 was drilled to reproduce an historical hole with significant silver values to the north of the 1049 foot ramp decline and exploratory workings that Teck Corporation completed in 1983. The most significant intersection was 158g Ag/tonne over 1.35m drilled width.

AREA 3

Holes AGSC07-03, 04, 05, and 15 to18 were drilled to test the down-dip and strike extension of silver mineralization in the vicinity of historical underground workings. Assays are pending.

AREA 4

Holes AGSC07-06, 07, 08, 12, 13, 14, 19, 20, 21 were short holes designed to test to the north of an historical surface trench. Holes AGSC07-09, 10 and 11 tested beneath this trench. Most holes intersected a strong structure with calcite veining and wall rock alteration. Silver occurs within veins and the adjacent wall rock

The following table lists silver results received to date. Samples were sent to Expert Laboratory for Atomic Absorption (AA) and ICP analysis. Results are pending for holes AGSC07- 14, 19, and 20.

Metallic assays are also pending for higher grade silver sections of the veins. Metallic assaying is required when the core is expected to have a strong nugget effect due to the presence of visible native silver.

------------------- --------------------------------- --------------------------
       HOLE                     LOCATION                    SILVER GRADE
                                                            DRILLED WIDTH
------------------- --------------------------------- --------------------------
AGSC07-06           Drilled to test 15m north of an   31 g /t over 3.06m.
                    historical                        trench (Az 180 deg) A 0.42
                                                      m pulp  metallic  assay is
                                                      pending  for  part of this
                                                      section.
------------------- --------------------------------- --------------------------
AGSC07-07           Drilled on section under hole 6   63 g/t 11.03m
                                                      A  0.37  m  pulp  metallic
                                                      assay is pending  for part
                                                      of this section.
------------------- --------------------------------- --------------------------
AGSC07-08           Drilled on section under hole 7   56 g/t over 0.97m
------------------- --------------------------------- --------------------------
AGSC07-09           Drilled to test under the         13g/t over 0.23m
                    historical trench
------------------- --------------------------------- --------------------------
AGSC07-10           Drilled on section under hole 9   191g/t over 2.58m
                                                      A  0.32  m  pulp  metallic
                                                      assay  interval is pending
                                                      for part of this section.
------------------- --------------------------------- --------------------------
AGSC07-11           Drilled on section under hole 10  6g Ag/tonne over 0.43m
------------------- --------------------------------- --------------------------
AGSC07-12           Drilled 15 m north of hole 6      506 g Ag/tonne over 2.32m
                    (Az 180 deg)
------------------- --------------------------------- --------------------------
AGSC07-13           Drilled on section under hole 12  48 g/t over 1.60m
                                                      (includes 141g/t over
                                                      0.34m)
------------------- --------------------------------- --------------------------
AGSC07-21           Drilled 75 m north of hole 12     58 g/t over 11.01 m
                    and 13 (Az 180 deg)               A 0.31 m metallic assay is
                                                      pending for part of this
                                                      section
------------------- --------------------------------- --------------------------

Most of the holes intersected a strong structure containing silver. There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers. Five of the 9 holes with results received to date have intersected high grade silver veins close to surface. In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two fold. One is to test the strike extension of historical workings. This has been successful. The other purpose is to get back ground data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that will be flown on Amador's Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps in the next few months.

Doug Robinson, P.Eng, is a qualified person for the purposes of National Instrument 43-101for this project.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is, over a 3-year period, to pay $35,000 ($20,000 paid), issue 350,000 common shares of the Company (200,000 issued) and incur an aggregate of $60,000 in exploration expenses over three years. There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930s and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property. Compilation of historical data is on-going.

DONOVAN BASIN PROPERTY GROUP, ONTARIO

During the spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($20,000 paid), issue 150,000 common shares of the Company (120,000 issued) and incur $60,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Company plans to complete a grid and conduct geophysical surveys to outline existing mineralized silver zones and their strike extent prior to testing by trenching or drilling.

B.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($20,000 paid), issue 150,000 common shares of the Company (120,000 issued) and incur $60,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

The Company completed a drill program on this Property and results are pending. Future work programs will be developed based on the drilling results.

C.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000 (paid), issue 300,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over three years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, three by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochemistry to identify potential mineralized zones on strike and at depth.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares of the Company (issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970's. The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices. The average annual nickel price in 1976 was US$2.25/lb, the current nickel price is over US$12/lb. The open pit and workings have remained flooded since 1976.

A drill program was commenced on this Property in February 2008. The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks. The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

Geotech Ltd. has completed a VTEM airborne geophysical survey over the property. The VTEM survey highlighted four electromagnetic anomaly trends on the Amador claims. Two of these anomaly trends are intimately associated with the Ajax intrusion. A weak to moderate trend of anomalies correlates with the historic mineralization at the Ajax deposit, while a second, stronger series of anomalies are some 200 m west and lie 100 to 150 m west of the intrusive contact. The second feature has never been tested. Both of these anomalies are priority targets for the current drilling program.

Other objectives of the drilling program include confirming selected historical mineralization, testing contact zones and structures associated with the Ajax intrusion, and, exploring for disseminated copper-nickel-platinum group mineralization suggested from the historical work.

Amador's Technical Qualifying Report by Bill MacRae (www.sedar.com: Amador Gold Corp., Technical Report, filed February 5, 2008), reports the following Historic Mineral Resource estimates for the property:

IN 1949  TREBOR  MINES  REPORTED  THREE  ZONES  CALCULATED  BY GEORGE  DUMONT TO
CONTAIN:

----------------------------- -------------------------- -----------------------
                              TONNES                     COMBINED CU+NI
----------------------------- -------------------------- -----------------------
SHAFT OR "S" OREBODY          335,455                    1.42%
----------------------------- -------------------------- -----------------------
"A" EXTENSION                 4,099,727                  0.54%
----------------------------- -------------------------- -----------------------
"E" (NORTH)                   497,272                    0.64%
----------------------------- -------------------------- -----------------------
TOTAL TONNAGE                 4,932,454
----------------------------- -------------------------- -----------------------

IN 1950 THE RESOURCE WAS AGAIN CALCULATED BY A JOHN C. DUMBRILLE AND REPORTED FIVE ZONES TOTALING 4,297,727 TONNES AT 0.62% COMBINED CU+ NI WITH PGM CREDITS.

AJAX MINERALS IN 1961 GAVE THE RESOURCES CALCULATED BY GEORGES DUMONT TO BE:

------------------- -------------------------- ---------------- ----------------
                    TONNES                     COPPER           NICKEL
------------------- -------------------------- ---------------- ----------------
SHAFT OREBODY       260,000                    0.95%            0.58%
------------------- -------------------------- ---------------- ----------------
"A" OREBODY         668,182                    0.45%            0.26%
------------------- -------------------------- ---------------- ----------------
ADDITIONAL TONNAGE  3,909,091 OF LOWER GRADE
------------------- -------------------------- ---------------- ----------------

The resource variations are considered historic. They are not conformable to National Instrument 43-101 standards and should not be relied upon as they have not been verified by a Qualified Person.

During its operation, limited production occurred from a 75 metre (m) vertical shaft with 670 m of lateral development on the 30 and 68.6 m levels, and, from a small open pit with an estimated depth of 26 m. Past production statistics are unavailable.

Literature surveys by MacRae (2007) iterated up to 10.3 grams per tonne (g/t) gold and 14.1 g/t platinum along with 8% copper and 3% nickel from a bulk sample in 1930, while, `IN JANUARY 1934, A SHIPMENT OF 13.64 TONNES OF ORE WAS RECEIVED BY THE MINES BRANCH, OTTAWA, RETURNING A VALUE OF 1.12% COPPER, 1.02% NICKEL,
0.34 G/T GOLD, 6.17 G/T SILVER, AND, 4.46 G/T PLATINUM AND PALLADIUM.'

MacRae (2007) describes the mineralization at the Ajax as:

`THE COPPER-NICKEL MINERALIZATION AT THE AJAX DEPOSIT IS DISSEMINATED TO MASSIVE SULPHIDES ASSOCIATED WITH A "KEEL" STRUCTURE IN THE AJAX ULTRAMAFIC INTRUSIVE. THIS TYPE OF MINERALIZATION IS BELIEVED TO BE FORMED BY THE PARTIAL MELTING OF THE UPPER MANTLE, MAGMAFRACTIONATION, MAGMA MIXING AND CONTAMINATION BY COUNTRY ROCK. THE METAL CONTENT IS DERIVED FROM THE MANTLE MELT AND THE ASSIMILATION OF SULPHIDE RICH COUNTRY ROCK PRODUCING AN IMMISCIBLE SULPHIDE PHASE WHICH FORMS A CUMULATE THAT OCCUPIES TOPOGRAPHIC LOWS IN THE INTRUSIVE BODY AT THE TIME OF EMPLACEMENT. STRUCTURAL COMPLEXITIES CAN REMOBILIZE THE SULPHIDES INTO VEINS THAT OCCUPY FRACTURES IN THE INTRUSIVE AND EXTEND INTO THE COUNTRY ROCK. THESE DEPOSIT TYPES ARE ALSO ANOMALOUS IN GOLD AND PLATINUM GROUP METALS.

THE MINERALIZATION WAS STUDIED BY SANDEFUR (1942) WHO IDENTIFIED PYRITE, PYRRHOTITE, CHALCOPYRITE, PENTLANDITE, SPHALERITE, CALAVERITE, TETRAHEDRITE, MARCASITE AND HEMATITE AS WELL AS CHROMITE. THE MOST ABUNDANT OF THESE ORE MINERALS IS PYRITE, PYRRHOTITE AND CHALCOPYRITE. PENTLANDITE IS ASSOCIATED WITH HIGH CONCENTRATIONS OF PYRRHOTITE AND IN PLACES IS REPORTED TO BE PARTIALLY REPLACED BY VIOLARITE. PYRITE AND MARCASITE ARE DISTRIBUTED WIDELY WITHOUT FORMING LARGE ACCUMULATIONS WHILE SPHALERITE IS PRESENT IN VERY MINOR AMOUNTS.'

In February 2008, the Company commenced a 4000 metre diamond drilling program on the 100% owned past producing Ajax Mine property. The program will explore previously reported historical resources as well as new VTEM airborne geophysical targets that have never been tested. Dale Alexander, P.Geo. is the qualified person for the purposes of National Instrument 43-101 on the Company's Ajax Project.

On December 5, 2007, Amador has expanded its land position by optioning adjacent ground for consideration of $1,300,000 ($100,000 paid) in four installments by June 30, 2009. A royalty between 3% and 5% is payable with a 2.5% buy back for $1,000,000.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 22, 2005, the Company acquired an option to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration is to pay $22,500 (paid), issue 150,000 common shares of the Company (issued) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. The VTEM survey identified a number of targets that will be followed up by prospecting and geochemistry prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire a 100% interest in three mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

D.       BOMPAS-STRATHY PROPERTY, ONTARIO

On December 9, 2005, the Company acquired an option to earn a 100% interest in a property situated in the Bompas Township, Ontario. Consideration is $10,000
(paid). There is a 2% NSR payable, of which half may be purchased for $250,000.

The Bompas Property will be explored for moly mineralization. This property is now considered to be part of the Ajax property described in "A" above.

E.       AJAX SHERIDAN

On December 5, 2007, the Company acquired a 100% interest in the Ajax Sheridan property. Consideration was $1,300,000 ($100,000 paid). The property was subject to a 2.5% NSR, which could be purchased for $1,000,000. This property was terminated in June 2008 after initial work results were evaluated.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, as amended on September 12, 2007, the Company acquired an option to earn a 100% interest in the Mennin Lake Property, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($92,000 paid), issue 300,000 common shares of the Company (200,000 issued) and incur an aggregate of $160,000 in exploration expenditures over four years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 20 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine grained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization. The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. Magnetometer and VLF-EM surveys have identified numerous geophysical targets that could be associated with structures controlling molybdenum and/or gold mineralization on the property. Results of the old geochemical survey have been received and are being compiled with the geophysical data. The next steps will include field follow-up of the geophysical and geochemical compilation to identify areas with increased sulphide mineralization potential for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option to purchase a 100% interest in the Fripp Property, Ontario. Consideration consists of $5,000 (paid), 100,000 common shares of the Company (75,000 issued) and $20,000 in exploration expenditures (completed). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

In 1965, trenching uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its contact with diorite returning up to 0.5% nickel.

Portions of Amador's original Fripp Property has been flown by Geotech's VTEM airborne system. Numerous strong coincidental electromagnetic and magnetic anomalies occur on the Fripp Property. Most of the property is covered by glacial till and overburden. However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies.

Amador plans to fly the remaining sections of the Property including the newly acquired Fripp West and Moneta copper occurrence that may still be open at depth. The Company then plans to drill test the Moneta occurrence at depth and the VTEM airborne anomalies. The VTEM system was successful in discovering Golden Chalice Resources' Langmuir nickel-PGM discovery.

FRIPP WEST PROPERTY, ONTARIO

On February 14, 2008 the Company acquired an option to purchase a 100% interest in the Fripp West Property, consisting of 4 claims (40 units) located in Fripp Township, Porcupine Mining Division Consideration for the Property consists of $20,000 ($10,000 paid) and 200,000 common shares of the Company (50,000 issued), payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000 and a further 0.5% of which may be purchased for an additional $500,000. The agreement was accepted for filing by the Exchange on April 11, 2008.

The Property is accessible by road and is approximately 30 kilometres southwest of Timmins, Ontario. It is adjacent to the west boundary of Amador's Fripp Property.

Amador's recently acquired Moneta Porcupine's copper occurrence (as referred to later in this MD&A) is adjacent to the Fripp's eastern boundary. These acquisitions give Amador a significant land position in the area.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay"), a public company related by common directors, to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Consideration is, over a 4-year period, to issue 400,000 common shares of the Company (250,000 issued) and incur an aggregate of $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005. Kootenay is the operator of the exploration program.

The Connor Creek property  contains a NEW SHEAR HOSTED GOLD DISCOVERY in an area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization  found on the property:

         o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. Three previously known occurrences of mineralization occur on the property.

         o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters. The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

Kootenay has drilled 1850.49 metres of NQ2 sized core on the Property, completed in August 2007. Three principal targets areas were selected, 'EM' zone, 'CC shear' and the True Fissure/Root zone.

The EM zone was selected primarily on the basis of a strong airborne EM conductor which coincided with surface exposures of sulphidic metasediments in which anomalous gold values were obtained. Six holes were drilled on or near this target, (CC07-1 thru 6) for a total of 607.22 metres.

The  CC  shear  zone   represented   strongly   sheared  and  sulphide   bearing
metasediments in which surface gold values were obtained. Four holes were drilled on this target (CC07-7 thru 10) for a total of 461.46 metres.

The True Fissure/Root target area are actually two distinct targets located proximal to each other. The True Fissure target was an old working on a high grade lead-zinc-silver vein/replacement zone. One hole was drilled in an attempt to intersect a postulated strike extension of this zone.

The nearby Root target represents a massive sulphide skarn zone at the contact between a limestone/marble and a diorite. Five holes, (CC07-12 thru 16) were drilled through this target. 781.81 metres were drilled in total on the True Fissure/Root target.

EM TARGET

Hole# CC07-2 intersected 1m @ 2.1 gm/t Au within a broader zone of 4m which averaged 1.12 gm/t Au. This intersection occurred within a strongly foliated biotite quartz feldspar gneiss with massive to semi-massive pyrrhotite and locally strong disseminated arsenopyrite. Both arsenic and copper were strongly anomalous in this four metre interval. A second lower interval in this hole averaged 3.00 gm/t Au over 1.63 metres hosted by a feldspar porphyry with fracture controlled pyrrhotite, pyrite and traces of chalcopyrite.

Hole# CC07-3 intersected 0.84 gm/t Au over 2.51 metres between 104.46 and 106.97 metres. This interval is hosted in a biotite quartz feldspar metasediment/gneiss. Gold mineralization here is related to fracture controlled pyrrhotite and disseminated arsenopyrite.

Hole# CC07-6 was collared at the same location as CC07-2 and drilled to the northeast (Azimuth equals 50 degrees). This hole intersected the same mineralized horizon as in CC07-2 averaging 0.41 gm/t Au over 4.5 metres. Once again gold mineralization here correlates well with anaomalous arsenic and copper.

Of note, if projected to surface the mineralized zones in these three holes all correlate well with the airborne EM anomaly in this area.

CC SHEAR TARGET

Four holes were drilled in the CC Shear target for a total of 461.46 metres.

Hole#  CC07-7  intersected  0.55  gm/t  Au  over 2  metres  within  a  siliceous
metasiltstone  with  minor  disseminated  and  fracture-controlled   pyrite  and
pyrrhotite.

Hole# CC07-9 intersected two significant  intervals including 16.26 gm/t Au over
0.80 metres occurring within a pyrite and pyrrhotite-bearing fault. The second interval of 0.70 gm/t over 2 metres was hosted in a metasiltstone with minor disseminated and fracture controlled pyrite and pyrrhotite.

The most significant intersection within the CC Shear target occurred in Hole# CC07-10. Here 3 metres averaged 4.75 gm/t Au near the top of the hole. Gold mineralization here is related to an altered metasiltstone with fracture controlled pyrrhotite and chalcopyrite. A second interval further down the hole in the same lithology and alteration averaged 3.29 gm/t Au over 1.76 metres. Even further down the hole also within metasiltstones a 4 metre interval averaged 1.09 gm/t Au. In this hole gold mineralization appears to in part be lithologically controlled.

TRUE FISSURE/ROOT TARGET

Six holes were drilled in the area of the True Fissure/Root target. One hole (CC07-11) targeted the strike extension of the True Fissure vein. No significant results were obtained.

Five holes tested strike extensions of the Root skarn target.

In hole# CC07-13 from 11.31 metres to 13.00 metres returned a 1.69 metre interval averaged 0.70 gm/t Au. This mineralization occurred within a fractured calcsilicate/marble with fracture controlled pyrrhotite, minor chalcopyrite and arsenopyrite. Further down the hole a 0.64 metre interval averaged 1.12 gm/t Au hosted in a silicified section of hornfelsed metasiltstone with strongly disseminated pyrrhotite as well as fracture controlled pyrrhotite, pyrite and chalcopyrite.

Hole# CC07-15 intersected 2.38 gm/t Au over 1.18 metres. This mineralization occurs within a distinctive interval of bleached metasiltstones overprinted by strong fracture controlled arsenopyrite, pyrrhotite, pyrite and traces of sphalerite.

Hole# CC07-16 intersected 0.60 gm/t Au over 1.00 metres. Gold mineralization here is hosted in a strongly faulted marble with fracture controlled and replacement pyrrhotite, pyrite with lesser sphalerite and traces of galena.

The CC Shear and EM targets form some clear gold and gold-copper-lead-zinc enriched zones associated with sulfides in sheared metasediments.

All reported drill intercepts are drill hole lengths. True widths are unknown at this time.

Core samples were sawn in halves with one half being bagged, labelled, recorded and sealed in plastic bags before being shipped for analysis to Acme Laboratories in Vancouver, B.C. The other half of the core was retained in the core boxes for future reference. All core samples were analysed using Agua Regia ICP-MS analysis with Fire Assay Fusion Gold by ICP-ES.

2008 EXPLORATION

Connor Creek hosts a number of attractive gold enriched targets requiring more exploration. There are numerous zones of anomalous gold, gold-copper-lead-zinc and silver as identified in rock, soil and drill sampling which occur across the property. The 2007 season has identified two priority areas and three secondary areas of interest for 2008. The primary areas of focus for 2008 will be the CC Shear and Debbie occurrences where historic results report high grade gold in sulfides. The secondary targets are comprised of open ended soil anomalies to the south and west of the CC Shear, a distinct open ended silver soil anomaly south several hundred meters south of the True Fissure area and a large EM anomaly associated with the historic Hungary Man occurrence. A program consisting of geologic mapping, trenching, and prospecting is planned for the 2008 season after which a drill program will be designed.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects). Mr. McDonald is a director of the Company.

BLACKSTOCK, OKE & FORD PROPERTIES, ONTARIO

The Blackstock, Oke & Ford Properties, all situated in Ontario, were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files. VTEM airborne geophysical surveys are being considered for these properties. These surveys will be used to identify areas with the potential to host gold, silver, nickel, copper, zinc or platinum group metal mineralization. These target areas would be follow-up by prospecting, ground geochemistry or geophysics prior to testing with drilling or trenching.

FORGE LAKE AND OTTER POND PROPERTIES, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - $58,500 payable over three years ($34,000 paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The exploration costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable. The property lies to the north-east of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

         OTTER POND PROPERTY - $158,500 payable over four years ($27,495 paid), 75,000 shares of Golden Chalice to be reimbursed at fair market value of the Golden Chalice shares as at the time of issuance, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these exploration costs.

Golden Chalice has since assigned its rights in the Forge Lake and Otter Pond properties to Chalice Diamond Corp., a company formed as a result of a Plan of Arrangement with Golden Chalice.

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company entered into an option agreement to earn a 100% undivided interest in the Gould Copper Mine Property located in the Sault St. Marie Mining Division, Ontario. Consideration is, over a 4-year period, to pay $50,000 ($22,000 paid), issue 140,000 common shares of the Company (80,000 issued) and incur an aggregate of $100,000 in exploration expenditures over four years. There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

Compilation of existing data has been completed. The compilation identified a number of areas with the potential to host the extensions of existing copper zones as well as new copper zones. These target areas will be followed-up with prospecting, gridding and geophysics prior to testing by drilling or trenching.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Consideration is, over a 3-year period, to pay $45,000 ($20,000 paid), issue 250,000 common shares of the Company (175,000 issued) and incur an aggregate of $75,000 in exploration expenditures over three years. There is a 2% net smelter return royalty payable on the property, of which half may be purchased for $1,000,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

CHAPLEAU DIAMOND PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) ("Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000
(paid), plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture was formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Chalice as the operator.

Staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties. Sample results and assessment of this initial work are pending. Geophysical and geochemical work is on-going to evaluate all the targets on the large land package. Once the results are compiled, targets will be identified for trenching and drilling.

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option to earn a 100% undivided interest in the Willet Property, located in Willet Township, Ontario. Consideration is, over a 3-year period, to pay $30,000 ($20,000 paid), issue 200,000 common shares of the Company (150,000 issued) and incur an aggregate of $75,000 in exploration expenditures over three years. There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property.

SAVARD-SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option to earn a 100% undivided interest in the Savard-Sharpe Property, located in Savard & Sharpe Townships, Ontario (the "Option"). Consideration is, over a 3-year period, to pay $175,000 ($75,000 paid). There is a 2% NSR payable, half of which may be purchased by the Company for $500,000.

This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds.

Ground magnetometer surveys have been completed over many of the airborne magnetic anomalies that could represent potential kimberlites. Field work to assess the kimberlite potential of the magnetic anomalies is planned.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 75 kilometres southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 separate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (A recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In March, 2007 the Company announced the discovery of a new large gold zone on the Horwood Property. This new gold bearing zone was discovered during the December 2006 trenching program, but assay results were not received until 2007. Based on the results, the company staked the entire HORWOOD PENINSULA that hosts the gold zone.

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940's. Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date. All areas are open in all directions.

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples up to 56 g/t gold. A total of 75 grab samples were taken with 42 of the samples grading greater than 1.0 g/t Au and 27 samples grading greater than 2.0 g/t gold. The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples. The Last Strip zone, in an area of 350 square meters, produced 6 samples grading greater than 2.0 g/t gold out of 8 grab samples taken with three samples grading greater than 3.0 g/t gold. Results to date indicate that gold mineralization is not restricted to the en-echelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

A third large gold bearing zone, the Gabbro zone, on the Horwood Property has been discovered. Approximately 175 channel samples were collected from the newly discovered Gabbro zone with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold. Highlights from some of the separate channel samples of this zone include the following gold grades 13.03 g/t over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79
g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone is located 500 metres west of the Gabbro zone and is exposed by trenching for over 950 square metres. Highlights of the sampling from this zone include 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres. A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t gold and 17 samples grading greater than 2.0 g/t gold. The Bend and the Quartz Blowout zone were first discovered in late 2006.

The Quartz Blowout zone, encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein, 56 channel samples were collected and assays are pending. Initial grab samples returned values over
1.0 g/t gold and 6 samples over 2.0 g/t gold,  including one grab sample grading
11.64 g/t gold, out of a total of 26 samples.

Initial mapping of the stripped areas has revealed mafic flows (locally pillowed) and mafic intrusives inhabited by enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well. All zones are open in all directions.

Geophysical surveys consisting of magnetic and induced polarization surveys have been completed over the stripped areas and along strike as well as a geochemical survey, mobile metal ion (MMI) soil sample survey. The results are presently being evaluated.

Peter Caldbick, P.Geo, is a qualified person for the purposes of National Instrument 43-101 for this project.

A.       HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Horwood Gold Property. Consideration is, over a 2-year period, to pay $50,000 (paid) and issue 200,000 common shares of the Company (issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2, ONTARIO

On January 4, 2006, the Company purchased one mineral claim for $6,000 (paid). There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Labbe Property. Consideration is, over a 2-year period, to pay $30,000 (paid) and issue 200,000 common shares of the Company (issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Ross Windsor Property. Consideration is, over a 3-year period, to pay $35,000 ($20,000 paid), issue 175,000 common shares of the Company (100,000 issued) and incur an aggregate of $120,000 in exploration expenditures over two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($62,000 paid), issue 300,000 common shares (150,000 issued) and incur an aggregate of $160,000 in exploration expenditures over four years. There is a 2% NSR payable, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

Existing historical data has been compiled for the East Breccia. The Company plans to complete a surface map of the breccia. This will be used to identify areas for detailed gridding, geophysics and geochemistry prior to drill testing to improve the molybdenum/copper/silver grade and/or tonnage potential of the East Breccia.

KEITH, SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On April 10, 2006 the Company acquired an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario.

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario.

The Keith and Sewell Properties consists of two properties - the Keith Property and the Sewell Property. Consideration for the Keith and Sewell Properties, over a 2-year period, to pay $90,000 (paid), issue 420,000 common shares of the Company (issued) and incur an aggregate of $90,000 over three years. There is a 3% net smelter return on the Keith and Sewell properties of which two-thirds may be purchased for $1,500,000.

Consideration for the Morin property is, over a 3-year period, to pay $110,000 ($60,000 paid) and issue 220,000 common shares of the Company (120,000 issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The agreements were accepted for filing by the Exchange on July 12, 2006.

The Keith and  Sewell  properties  consist  of  separate  claim  blocks in Keith
Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company has gridded part of the property and identified numerous mag and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling. Gridding and geophysics may also be expanded to follow existing zones on strike.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the Company acquired an option to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($62,000 paid) issue 300,000 common shares of the Company (150,000 issued) and incur an aggregate of $160,000 in exploration expenditures over four years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length. The Company plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration is, over a 3-year period, to pay $70,000 ($50,000 paid), issue 250,000 common shares of the Company (175,000 issued) and incur an aggregate of $130,000 in exploration expenditures over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The Patent Gold Property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area.

LOVELAND PROPERTY GROUP, ONTARIO

A.       LOVELAND 1 PROPERTY

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Byers and Loveland Townships, Ontario. Consideration for the Loveland 1 Property, over a 5-year period, is to pay $300,000 ($150,000 paid), issue 600,000 common shares of the Company (300,000 issued) and incur an aggregate of $150,000 in exploration expenditures. There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

B.       LOVELAND 2 PROPERTY

On May 18, 2006, the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario. Consideration for the Loveland 2 Property, over a 5-year period, is to pay $300,000 ($100,000 paid), issue 600,000 common shares of the Company (300,000 issued) and incur an aggregate of $150,000 in exploration expenditures. There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

The agreements for the Loveland 1 and Loveland 2 properties were accepted for filing by the Exchange on July 19, 2006.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

In November 2007, drilling was commenced on the Byers-Loveland Property.

In March,  2008,  the Company  announced the discovery of nickel (Ni) and copper
(Cu) mineralization on the Loveland Property. Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization. The third of the 3 holes (AMDG-03) intersected 3 higher grade intersections within a 45 metre wide nickel-copper zone. The 3 intersections are 1.48% NI AND 0.9% CU OVER 9.4 METERS (M) from 120.6 to 130 meters, 1.15 % NI AND 1.11% CU OVER 3.9M from 132.6 to 136.5m, and 0.70% NI AND 1.06% CU OVER 13.6
METERS from 146.4 to 160.0 meters. These 3 separate intersections occur within a
45.0 METER WIDE ZONE THAT AVERAGES 0.75% CU AND 0.70% NI from 120.6 to 165.6 meters.

In conjunction with the current results, the Company acquired a 100% interest in Moneta Porcupine Mines Inc.'s (Moneta) Loveland Property that hosts the historical Hollinger nickel-copper occurrence. The Hollinger occurrence is open at depth and is located about 1.5 km to the south-east and on strike with Amador's newly discovered Loveland mineralization. This acquisition strengthens Amador's existing land position of approximately 2330 hectares or 5700 acres in this area.

Hole AMDG-01 was drilled to test the potential for mineralization below an old nickel-copper discovery made by Cominco that was last drilled in the mid 1970's. Hole AMDG-01 intersected a broad sulphide zone at 100 m vertically below surface and over 40m down-dip of the Cominco drilling. Holes AMDG-02 and AMDG-03 were drilled 50m to the NW and 50m to the SE of AMDG-01, respectively. These holes were drilled beyond the limits of the Cominco drilling. They also intersected nickel and copper sulphide mineralization at about 100 m vertically below surface. Nickel-copper intersections in the 3 holes may be close to true width based on historical drilling in the area (see attached cross section). Results for the 3 parallel Amador holes are shown in the table below.

----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
DDH                         FROM          TO           DRILLED         CU         NI         AZIMUTH       HOLE DIP
                            (M)           (M)         WIDTH (M)         %          %        (DEGREES)     (DEGREES)
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
AMDG-01                    113.0         148.5          35.5          0.55       0.40          255            55
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
   Including               113.0         113.9           0.9          0.68       1.03
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
   Including               118.0         119.0           1.0          1.35       0.93
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
   Including               122.7         128.5           5.8          0.87       1.00
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
   Including               147.5         148.5           1.0          0.90       0.84
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
AMDG-02                    113.1         120.6           7.5          0.59       0.27          255            55
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
                           129.0         131.7           2.7          0.77       0.51
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
AMDG-03                    120.6         165.6          45.0          0.75       0.70          255            55
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
   Including               120.6         130.0           9.4          0.90       1.48
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
   Including               132.6         136.5           3.9          1.11       1.15
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
   Including               146.4         160.0          13.6          1.06       0.70
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------
   Including               146.4         151.0           4.6          1.72       1.24
----------------------- ------------- ------------ ---------------- ---------- ---------- -------------- -------------

These 3 holes are the deepest holes ever drilled on the property. They demonstrate the mineralization continues to depth, spans at least 100 meters along strike, and is open along strike in both directions and to depth. Mineralization is described as consisting of chalcopyrite (Cu sulphide mineral) and pentlandite (Ni sulphide mineral) associated with pyrrhotite (iron sulphide mineral) and occurring as intergranular mineralization within a gabbro. The mineral concentration occurs as semi-massive +/- 75% to trace sulphides with local concentrations of chalcopyrite and pentlandite varying from 6 to 8%. This style of mineralization may be similar to Xstrata's nickel-copper Montcalm deposit located 25 km to the west.

In addition to acquiring Moneta's Hollinger occurrence, Amador has purchased Moneta's Fripp and Kamiskotia Properties. These latter 2 properties are adjacent to other Amador properties. The Agreement allows Amador to purchase 100% interest in Moneta's 3 properties by paying $500,000 ($200,000 paid) and 1,350,000 common shares (540,000 issued) over a period of 3 years, subject to a 1 or 2% underlying NSR depending on the property. The addition of Moneta's Fripp and Kamiskotia Properties to Amador's existing land holdings greatly enhances the potential for Amador to discover volcanogenic massive copper-zinc-silver or nickel-copper deposits in the Timmins area. The agreement was accepted for filing by the Exchange on April 18, 2008.

Geotech was contracted to fly the state-of-the-art VTEM B-field airborne geophysical survey over all of Amador's Loveland Property and the newly acquired properties from Moneta. This survey was intended to help define the newly discovered mineralization as well as the Hollinger occurrence and other potential targets on all the properties. The results of this work were used to help plan the next phase of drilling. Amador then commenced drilling the Loveland zone at depth and along strike. The results from the first twelve drill holes (announced on September 4, 2008) are as follows:

Drill hole  LL08-05  intersected  0.88% Cu and 0.53% Ni over a drilled  width of
22.80 meters (160.30 to 183.10 meters) including 1.0% Cu and 0.65% Ni over a drilled width of 11.20 meters (160.30 to 171.50 meters) and 1.92% Cu and 1.0% Ni over 2.70 meters (180.40 to 183.10 meters). This drill hole was collared 50 meters northeast on section of earlier drill hole AMDG07-01 which had intersected 0.55% Cu and 0.40% Ni over 35.50 meters, and 50m northwest of AMDG07-03 that intersected 0.75% Cu and 0.70% Ni over 45 meters.

From the drilling to date, it appears that mineralization has been intersected 400 meters vertically below surface, is open at depth and has a strike extent of approximately 175 meters. The style of mineralization comprises disseminated to semi-massive patchy and interstitial pyrrhotite-chalcopyrite-pentlandite within gabbros extending to surface. Management is extremely encouraged with the early drilling results on the Cominco Zone and its similarity in style of mineralization to Xstrata's Montcalm Mine located twenty kilometers to the west.

Future drilling will focus on expanding the Cominco zone, and test below the Hollinger Zone that is located approximately 1.5 kilometers on strike to the southeast. The Hollinger zone is reported to possess a non 43-101 compliant historical resource of 442,000 tons grading .42% Cu and .71% Ni. The Hollinger and Cominco zones are both open at depth with additional areas of untested potential on strike.

Additional  targets for drill  testing are also  expected to be generated by the
recently   completed  Geotech  Ltd  B-field  VTEM  airborne  survey  and  ground geophysical induced polarization surveys.

Other drill hole highlights from recent drilling include LL08-11 intersecting 0.73% Cu and 0.59% Ni over a drilled width of 8.50 meters (137.00 to 145.50 meters) and 0.78% Cu and 0.85% Ni over a drilled width of 6.00 meters (166.0 to
172.00 meters). These intercepts occurred within a broad mineralized zone grading 0.38% Cu and 0.33% Ni over a drilled width of 37.60 meters (135.90 to 173.50 meters).

LL08-11 was collared approximately 40 meters southwest on section of drill hole AMDG07-01 and the intercept is interpreted as the up dip expression of the mineralized zone in drill hole AMDG07-01. In addition, drill hole LL08-18 also on section , was collared approximately 50 meters to the southwest of LL08-11 and encountered a strongly mineralized zone approximately 10 meters in drilled width up dip of the intersection in LL08-11 suggesting that mineralization extends to surface. Assays are pending for this drill hole.

LL08-01, collared approximately 50 meters southwest on section of AMDG-07-3 intersected 0.24% CU AND 0.26% NI OVER A DRILLED WIDTH OF 6.30 METERS (67.90 to
74.20 meters) and is interpreted as the strike extent of the zone approximately 50 meters to the east.

Results for the Loveland drill program are tabulated below. All drill holes have been drilled at 225 degree azimuths with -50 degree dips.

--------------------------------------------------------------------------------------------------------------
      DDH          From         To         Drilled       Cu      Ni           Zone 17           Zone 17
                    (m)        (m)        Width (m)       %       %        Northing UTM       Easting UTM
--------------------------------------------------------------------------------------------------------------
        LL08-01       67.90      74.20            6.30    0.24    0.26        5391872           446310
--------------------------------------------------------------------------------------------------------------
      Including       67.90      71.40            3.50    0.34    0.33
--------------------------------------------------------------------------------------------------------------
        LL08-02                 N.S.V.                                        5391834           446345
--------------------------------------------------------------------------------------------------------------
        LL08-03      206.60     209.30            2.70    0.19    0.23        5391949           446316
--------------------------------------------------------------------------------------------------------------
                     230.20     233.20            3.00    0.15    0.12
        LL08-04      N.S.V.                                                   5391906           446347
--------------------------------------------------------------------------------------------------------------
        LL08-05      160.30     183.10           22.80    0.88    0.53        5391984           446280
--------------------------------------------------------------------------------------------------------------
      Including      160.30     171.50           11.20     1.0    0.65
--------------------------------------------------------------------------------------------------------------
                     160.30     166.60            6.30    0.92    0.63
--------------------------------------------------------------------------------------------------------------
                     180.40     183.10            2.70    1.92    1.00
--------------------------------------------------------------------------------------------------------------
        LL08-06      173.50     174.40            0.90    0.19    0.18        5392020           446244
--------------------------------------------------------------------------------------------------------------
        LL08-07       40.90      41.40            0.50    0.71    0.23        5392018           446170
--------------------------------------------------------------------------------------------------------------
        LL08-08      110.80     115.70            4.90    0.17    0.23        5392017           446317
--------------------------------------------------------------------------------------------------------------
        LL08-09      112.20     112.80            0.60    0.32    0.47        5391984           446350
--------------------------------------------------------------------------------------------------------------
        LL08-10      N.S.V.                                                   5391885           446255
--------------------------------------------------------------------------------------------------------------
        LL08-11      135.90     173.50            37.6    0.38    0.33        5391914           446215
--------------------------------------------------------------------------------------------------------------
      Including         137     145.50            8.50    0.73    0.59
--------------------------------------------------------------------------------------------------------------
                     148.80     154.50            5.70    0.46    0.25
--------------------------------------------------------------------------------------------------------------
                     166.00      172.0            6.00    0.78    0.85
--------------------------------------------------------------------------------------------------------------
                     168.50     172.00            3.50    1.06    1.05
--------------------------------------------------------------------------------------------------------------
        LL08-12      N.S.V.                                                   5391953           446183
--------------------------------------------------------------------------------------------------------------

N.S.V. No Significant Values

As announced on September 24, 2008, drill hole LL08-13, collared to intersect the downdip extension of the Cominco Zone, intersected 6.37 g/t Au over a drilled width of 8.55 meters from 383.25 to 391.80 meters. Additional intercepts include 6.17 g/t Au over 3.0 meters from 403.0 to 406.0 meters and 10.39 g/t Au over 3.1 meters from 410.30 to 413.40 meters drilled width. This gold mineralization occurs within a sheared and silicified granodiorite as a stockwork of low angle quartz stringers associated with approximately 5 to 8% disseminated pyrite and arsenopyrite. Although early observations suggest that there may be a structural control associated with the mineralization, an interpretation of this new gold zone is preliminary and more drilling will be required to determine the true width, dip, strike and plunge extents. Company geologists are presently reevaluating completed drill holes intersecting the granodiorite which may result in deepening the holes to intersect the gold zone.

Drill hole LL08-13 also intersected anomalous copper-nickel mineralization within gabbros in the upper portion of the hole. The hole was stopped at 425 meters and may be extended in the next phase of drilling to test for additional gold zones at depth.

Amador  plans to explore  the new gold zone and  continue  to expand the Cominco nickel copper zone to depth and along strike. The Cominco Zone is hosted in gabbroic rocks and historically grades approximately 1.40% combined copper-nickel as confirmed by previously released drill results (March 13, 2008). The mineralization resembles Xstrata's Montcalm deposit 35 kilometers to the west. The zone appears to extend to surface, has now been traced along strike for approximately 175 meters, and has been intersected approximately 400 meters vertically below surface (assays pending).

A rigorous quality assurance program is employed which includes the insertion of standards and blanks for each batch of samples. Samples of the NQ size drill core are sawed in half, with one-half sent to a commercial laboratory, Expert Laboratory of Rouyn-Noranda, Quebec, and the other half retained for future reference. Core samples are routinely analyzed for nickel, copper and cobalt by aqua regia digestion with atomic absorption techniques. Any analyses greater than 5,000 ppm are re-analyzed using total acid digestion and atomic absorption techniques. Assay results for drill holes LL08-14 to LL08-28 are still pending.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Byers Loveland Project. Project supervision is by Charles Hartley.

CHEWETT PROPERTY, ONTARIO

On June 28, 2006, the Company acquired six mineral claims situated in the Chewett Township, Ontario for $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

Ground geophysical surveys, completed in April 2007, have outlined a number of circular airborne magnetic anomalies under lakes or overburden areas that could be kimberlite pipes. Geochem sampling will be carried out for some of the targets prior to being considered for testing by drilling to test for kimberlite potential.

GOGAMA MOLY PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration is, over a 2-year period, to pay $45,000 ($25,000 paid) issue 200,000 common shares of the Company (125,000 issued) and incur an aggregate of $75,000 in exploration expenditures over two years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on February 20, 2007.

The Gogama Moly Property is located in Moher Township, consists of 1 claim totaling 16 units for 640 acres and is accessed by an all weather gravel road off of highway 144. The claim covers a government documented occurrence of molybdenite located on the contact between a porphyritic granite and amphibolitized schist and gneiss. The molybdenum occurred in a quartz vein that has been exposed for 6 metres. No work has been recorded since the initial discovery by the government geologists in 1968. Amador plans to conduct prospecting and mapping on the Property.

OWL LAKE, ONTARIO

On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario. Consideration for the property consists of $10,000 (paid) and $80,000 payable in cash or share equivalent ($15,000 value paid in shares) based on the average trading price of the Company's shares over the previous 10 days from the payment date over two years. The property is subject to a 2% net smelter return royalty, of which half may be purchased for $500,000. The agreement was accepted for filing the Exchange on August 7, 2007.

DALE GOLD PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold Property, located in Horwood Township, Ontario. Consideration is, over a 2-year period, to pay $55,000 ($30,000 paid) and issue 300,000 common shares of the Company (150,000 issued). There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on March 26, 2007.

The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930s. Trenching and drilling during the mid 1990s discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold. Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones. The best value from drill core was 6.08 g/t gold over 2.4 metres. It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones. The Company plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

METEOR LAKE, ONTARIO

On March 1, 2007, the Company entered into an option agreement to acquire a 20% interest in the Meteor Lake Property, located in the Larder Lake and Sudbury Mining Division, Ontario. The Company's partners in this agreement include Klondike Gold Corp. ("Klondike Gold") (20%), Golden Chalice Resources Inc. ("Golden Chalice") (20%) and Hastings Management Corp. (40%). Klondike Gold and Golden Chalice are public companies related by common directors. Hastings Management is a private company owned as to 100% by Richard W. Hughes, the President and a director of the Company. Consideration for the property consists of $20,000 (20% [$4,000] paid by the Company and the balance by its partners) and 200,000 shares of Klondike Gold. A total of 20,000 common shares of the Company were issued and $1,900 was reimbursed by the Company. The property is subject to a 1% NSR. The agreement was submitted by Klondike Gold to the TSX Venture Exchange and was accepted for filing by the Exchange on March 28, 2007.

In April 2008 the Company abandoned and wrote off all costs incurred with respect to the Meteor Lake Property.

MCTAVISH PROPERTY AND MINE CENTER PROPERTY, ONTARIO

The McTavish Property and the Mine Center Property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

JESSOP PROPERTY, ONTARIO

On October 16, 2007, the Company acquired a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. Consideration for the Property consists of $68,000 ($18,000 paid) and 300,000 shares (100,000 issued), payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center. Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property. These rocks also appear to be cross-cut by east-west shearing similar to Timmins. Historical till sampling immediately down-ice of the Jessop Property returned numerous gold in till samples ranging from less than 1 gram gold/tonne to over 58 grams gold/ tonne.

Amador plans to conduct a detailed airborne VTEM survey over the property. This information will be used to identify structures and geology for drill testing that are potentially favourable for hosting Timmins style gold mineralization. The property is largely covered by till and swamp.

MEGGISI LAKE MOLY PROPERTY, ONTARIO

On November 1, 2007, the Company acquired a 100% interest in the Meggisi Lake Property, consisting of 7 claims (98 units) located in Meggisi Lake Township, Kenora Mining Division, Ontario. Consideration for the Property consists of $90,000 ($12,000 paid) and 100,000 common shares of the Company (25,000 issued), payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by road and is approximately 55 km southeast of Dryden. Prospecting in late 2007 discovered a series of quartz boulders containing molybdenum near the contact between mafic volcanic rocks and a granite intrusive. Molybdenum has also been discovered in narrow granitic dykes cutting the mafic volcanics. These recent new discoveries suggest the potential for a large molybdenum bearing system on the Meggisi Lake Property.

Meggisi Lake is the latest property to be added to Amador's growing stable of molybdenum properties in Ontario. Amador now has seven molybdenum properties at various stages of exploration.

REVELL PROPERTY, ONTARIO

On February 19, 2008, the Company acquired a 100% interest in the Revell Property, consisting of 8 claims (114 units) located in the Revell and Hyndman Townships, Kenora Mining Division, Ontario. The property is accessible by road and is approximately 50 km southeast of Dryden, Ontario. Consideration for the Property consists of $100,000 ($25,000 paid) and 250,000 common shares of the Company (75,000 issued), payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on May 30, 2008.

NORBERG PROPERTY, ONTARIO

On February 19, 2008, the Company acquired a 100% interest in the Norberg Property, consisting of 2 claims (21 units) located in the Norberg Township, Sault St. Marie Mining Division, Ontario. The property is accessible by road and is approximately 65 km north of Sault St. Marie, Ontario. Consideration for the Property consists of $42,000 ($6,000 paid) and 195,000 common shares of the Company (30,000 issued), payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $600,000. The agreement was accepted for filing by the Exchange on May 30, 2008.

NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario, the Savard-Sharpe Property, located in Savard and Sharpe Townships, Ontario and other diamond potential properties the Company may have will be transferred into Diamondcorp Resources Inc. ("Diamondcorp"). Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement (yet to be determined) will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31
-------------------------------------------------------------------------------
                                            2007          2006          2005
--------------------------------------  -----------   -----------   -----------
Revenues .............................  $      --     $      --     $      --
Loss  before other items .............   (1,231,912)   (1,159,314)     (441,396)
Loss for the year (consolidated) .....     (234,727)   (4,197,401)     (339,777)
Net loss per share, basic and diluted         (0.00)        (0.08)        (0.01)
Total assets .........................    7,620,976     2,659,974     3,733,889
Long term financial liabilities ......         --            --            --
--------------------------------------  -----------   -----------   -----------
Deficit, end of year .................   (8,703,729)   (8,469,002)   (4,271,601)
--------------------------------------  -----------   -----------   -----------

Notes:
(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review
(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

--------------------- ------------------ ------------------ ------------------
FISCAL 2008           FIRST QUARTER      SECOND QUARTER     THIRD QUARTER
--------------------- ------------------ ------------------ ------------------
Revenues              Nil                Nil                Nil
--------------------- ------------------ ------------------ ------------------
Net Income - Loss     ($271,443)         ($1,101,273)       ($490,711)
--------------------- ------------------ ------------------ ------------------
Earnings (Loss) Per   ($0.00)            ($0.01)            ($0.00)
Share
--------------------- ------------------ ------------------ ------------------

--------------------- ------------------- ------------------- -------------------- -----------------
FISCAL 2007           FIRST QUARTER       SECOND QUARTER      THIRD QUARTER        FOURTH QUARTER
--------------------- ------------------- ------------------- -------------------- -----------------
Revenues              Nil                 Nil                 Nil                  Nil
--------------------- ------------------- ------------------- -------------------- -----------------
Net Income - Loss     ($284,513)          $781,420            ($375,431)           ($347,978)
--------------------- ------------------- ------------------- -------------------- -----------------
Earnings (Loss) Per   ($0.00)             $0.01               ($0.00)              ($0.00)
Share
--------------------- ------------------- ------------------- -------------------- -----------------


--------------------- ------------------ ------------------- --------------------- ----------------
FISCAL 2006           FIRST QUARTER      SECOND QUARTER      THIRD QUARTER         FOURTH QUARTER
--------------------- ------------------ ------------------- --------------------- ----------------
Revenues              Nil                Nil                 Nil                   Nil
--------------------- ------------------ ------------------- --------------------- ----------------
Net Loss              ($241,258)         ($122,071)          ($3,328,038)          ($506,034)
--------------------- ------------------ ------------------- --------------------- ----------------
Net Loss Per Share    ($0.01)            ($0.01)             ($0.05)               ($0.01)
--------------------- ------------------ ------------------- --------------------- ----------------


NINE MONTHS ENDED JULY 31, 2008 (UNAUDITED) VS. NINE MONTHS ENDED JULY 31, 2007 (UNAUDITED)
--------------------------------------------------------------------------------

There is no revenue for the nine months ended July 31, 2008 (2007 - Nil). The Company realized a loss of $(1,863,427) for the nine-month period ended July 31, 2008 compared to $121,476 (income) in the nine months ended July 31, 2007. Expenses for management fees of $135,000 (2007 - $124,060) were paid to a company owned 100% by a director of the Company. Other expenses for the three-month period include $92,933 (2007- $70,534) for consulting fees and $60,278 (2007 - $14,891) for investor relations and promotion.

B.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital (deficiency) of ($1,439,058) at July 31, 2008 compared to working capital of $1,120,187 at July 31, 2007.

During the nine-month period, the Company expended $8,226,156 on the acquisition of mineral properties and exploration expenditures. The Company had $207,147 cash and cash equivalent at the end of the period.

In addition, during the period, the Company raised $78,200 through the exercise of 440,500 options, $3,568,867 through the exercise of 21,506,833 warrants and issued 2,195,000 shares for property acquisitions.

On May 22, 2008, the Company closed the second tranche of the private placement arranged on March 19, 2008, consisting of 2,952,750 flow-through units at a price of $0.28 and 3,870,000 non flow-through units at a price of $0.25 per unit. Total proceed was $1,794,270. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,685,000 (10,000 units issued subsequently) non flow-through units at a price of $0.25 per unit. Total proceed was $421,250 ($17,500 paid subsequently). Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase on additional common share for a period of two years at a price of $0.30 per share.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

FISCAL 2007

The Company had working capital of $456,152 at October 31, 2007 compared to working capital of $463,591 at October 31, 2006.

In fiscal 2007, the Company closed the following private placements:

         i) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.15 per share until December 21, 2008.

         ii) On February 6, 2007, the Company closed a private placement consisting of 2,350,000 units (of which 1,600,000 are flow-through units and 750,000 are non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-flow-through non-transferable share purchase warrant entitling the holder to purchase on additional common share at an exercise price of $0.15 per share until December 21, 2008.

         iii) On May 24, 2007, the Company closed a private placement consisting of 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.12 per share until May 23, 2008 or at an exercise price of $0.15 per share until May 23, 2009.

         iv) On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.30 until September 21, 2009. The Company received $626,250 by October 31, 2007. The outstanding amount of $10,000 was received in November 2007.

In addition, during the year the Company raised $37,250 through the exercise of 345,000 options, $1,628,200 through the exercise of 15,493,500 warrants and issued 1,470,000 shares for property acquisitions.

FISCAL 2006

At the beginning of the fiscal year, the Company had cash of $189,341. It raised $2,843,875 through the issuance of share capital. During the year, it acquired fourteen new mineral properties. Acquisition costs amounted to $1,162,367 and $655,869 was spent on exploration. At the end of the fiscal year, working capital was $463,591. The Company's historical capital needs have been met by equity financing.

In fiscal 2006, the Company closed the following private placements:

         o 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.10 per share, until January 17, 2008. During the fiscal year, a total of 200,000 shares were issued on exercise of share purchase warrants from this private placement; and

         o 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.20 per share, until May 17, 2008. During the fiscal year, no share purchase warrants were exercised from this private placement.

CRITICAL ACCOUNTING ESTIMATES

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, changes in future conditions could require a material change in the recorded amounts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

CHANGES IN ACCOUNTING POLICY

There were no changes in accounting policy during the quarter.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at July 31, 2008, there were 145,491,400 common shares issued and outstanding.

As at July 31, 2008, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:

--------------------------------------------------------------------------------
       NUMBER OF OPTIONS       EXERCISE PRICE           EXPIRY DATE
--------------------------------------------------------------------------------
            380,000                $0.20             January 5, 2009
--------------------------------------------------------------------------------
          1,440,000                $0.10             July 28, 2010
--------------------------------------------------------------------------------
          1,291,000                $0.10             November 17, 2010
--------------------------------------------------------------------------------
            625,000                $0.20             February 2, 2011
--------------------------------------------------------------------------------
          1,405,000                $0.15             July 6, 2011
--------------------------------------------------------------------------------
            112,500                $0.15             November 3, 2011
--------------------------------------------------------------------------------
          1,815,500                $0.12             April  18, 2012
--------------------------------------------------------------------------------
          5,181,000                $0.22             April 30, 2013
--------------------------------------------------------------------------------
         12,250,000
--------------------------------------------------------------------------------

                                    WARRANTS:

--------------------------------------------------------------------------------
       NUMBER OF WARRANTS      EXERCISE PRICE           EXPIRY DATE
--------------------------------------------------------------------------------
          11,105,000               $0.15             December 27, 2008
--------------------------------------------------------------------------------
           2,000,000               $0.15             December 21, 2008
--------------------------------------------------------------------------------
           9,187,500                0.15             May 28, 2009
--------------------------------------------------------------------------------
           2,545,000               $0.30             September 10, 2009
--------------------------------------------------------------------------------
           4,482,069               $0.30             April 22, 2010
--------------------------------------------------------------------------------
           6,822,750               $0.30             May 14, 2010
--------------------------------------------------------------------------------
           1,675,000               $0.30             July 15, 2010
--------------------------------------------------------------------------------
          37,817,319
--------------------------------------------------------------------------------

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. The Company has retained services of AGORACOM Investor Relations ("AGORACOM") to provide online investor relations services, a Web 2.0 social network for shareholders and Tier-1 awareness through the world's largest websites for the purpose of attracting new shareholders. The terms of the agreement with AGORACOM are as follows: Duration - 12 months and Monthly Cash Compensation - $8,000 (+ GST).

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at HTTP://WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

         a) A private company controlled by a director of the Company was paid $385,000 (2007 - $356,940; 2006 - $289,320) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

         b) During the year, fees for consulting services in the amount of $268,156 (2007 - $220,149; 2006 - $219,856) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid $Nil (2007 - $2,401; 2006 - $Nil) to a public company controlled by an officer of the Company and $63,564(2007 - $76,053; 2006 - $Nil) to a public company with common directors for exploration expenditures. At July 31, 2008, $289,315 (2007 - $92,744; 2006 - $4,280) was owed to the related parties.

         c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $535,550 (2007 - $231,480; 2006 - $228,515) for acquisition and exploration expenses and management fees of $80,251 (2007 - $34,414; 2006 - $29,595) charged by the related company on these properties. At July 31, 2008, $270,335 (2007 - $291,253; 2006 - $201,691) was owed to the related company.

SUBSEQUENT EVENTS

Subsequent to July 31, 2008:

         a) The Company issued 181,269 shares with a fair value of $23,565 for mineral properties.

         b) On August 27, 2008, the Company closed the private placement consisting of 4,400,000 flow-through units at a price of $0.13 per unit. Total proceed was $572,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

         c) On September 29, 2008, the Company announced a private placement, consisting of 23,000,000 flow-through units at a price of $0.13 per unit. Total proceed will be $2,990,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share. APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows:

         o Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties

The weakness in the Company's internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AMADOR GOLD CORP.
                                      (Registrant)


Date: September 29, 2008              BY:  /S/ BEVERLY J. BULLOCK
                                      ---------------------------------------
                                      Beverly J. Bullock, Corporate Secretary